================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                AMENDMENT NO. 1

                                       TO

                                   FORM 10-SB

                                 --------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934


                               BRIDGE VIEW BANCORP
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                  NEW JERSEY                                 22-3461336
        -------------------------------                  -------------------
        (State or Other Jurisdiction of                    (I.R.S.Employer
         Incorporation or Organization)                  Identification No.)


457 SYLVAN AVENUE, ENGLEWOOD CLIFFS, NEW JERSEY                 07632
-----------------------------------------------              -----------
   (Address of Principal Executive Offices)                   (Zip Code)



                                  201-871-7800
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:


         Title of Each Class                 Name of Each Exchange on Which
         To be so Registered                 Each Class Is to be Registered
     --------------------------              ------------------------------
     Common Stock, No Par Value                  American Stock Exchange


        Securities to be registered under Section 12(g) of the Act: NONE

================================================================================

                                     PART I

ITEM 1 -- BUSINESS

General

     Bridge View Bancorp (the "Company") is a New Jersey corporation organized in May, 1996 at the direction of the Board of Directors of Bridge View Bank (the "Bank") for the purpose of acquiring all the capital stock of the Bank (the "Acquisition"). As part of the Acquisition, shareholders of the Bank will receive shares of the Company's common stock, no par value per share (the "Common Stock"), in a ratio of two shares of Common Stock for each outstanding share of the common stock of the Bank, $5.00 per share par value (the "Bank Common Stock"). The Acquisition is subject to the approval or non-objection of the New Jersey Department of Banking (the "Department") and the Board of Governors of the Federal Reserve System (the "FRB"). Upon consummation of the Acquisition, the only significant asset of the Company will be its investment in the Bank. The Company's main office is located at 457 Sylvan Avenue, Englewood Cliffs, Bergen County, New Jersey 07632.

     The Bank is a commercial bank formed under the laws of New Jersey on October 11, 1988. The Bank received its Certificate of Authority to transact business from the Commissioner of the Department on April 7, 1989 and the Bank commenced operations on March 15, 1990.


     The Bank's Board of Directors has proposed the formation of the Company and the Acquisition because the holding company structure will maximize the Bank's flexibility in undertaking its current and future operations. In addition, the holding company structure makes available to the Board of Directors a variety of means to assist the Company's Board in acting in the best interests of shareholders in the face of an unsolicited takeover bid which are not available to the Bank. Although the Company's Certificate of Incorporation does not currently contain any such defensive provisions, shareholders may be asked to approve such provisions in the future.

     The holding company structure provides greater flexibility in managing the current and future operations of the Bank. For example, the holding company structure provides more flexibility in raising capital for the Company or for subsidiary banks. This flexibility is available because the capital structure of a holding company is subject to the general corporate laws and Federal Reserve Board Regulation Y and not the Federal and New Jersey laws and regulations pertaining to banks. In addition, because the New Jersey Business Corporation Act is a more modern statute than the New Jersey Banking Act of 1948, as amended (the "Banking Act"), a holding company structure provides greater flexibility in issues of corporate government.

     The Board of Directors of the Bank also believes that the creation of the Company will maximize the Bank's ability to accomplish future expansion through the acquisition of other financial institutions. The holding company structure will permit the Bank to acquire other banks and financial institutions while operating them as wholly-owned subsidiaries. The Bank's management believes that the operation of such institutions as wholly owned subsidiaries permits the deposit base and customer relations of the acquired institution to be maintained while the operations of the acquired institution are integrated with those of the Bank. The Bank has not entered into any binding agreements for any acquisitions and is not currently engaged in any negotiations or discussions for any acquisitions, although it may engage in such negotiations or discussions in the future.

     The bank holding company structure may also be utilized in the future to engage in certain non-banking activities which are closely related to banking, either directly, through newly formed subsidiaries or by acquiring companies already established in such activities.

     Finally, because the Company is governed by the New Jersey Business Corporation Act, it has greater flexibility than does the Bank in adopting alternative provisions for its Certificate of Incorporation which are not permitted to the Bank, which is governed by the Banking Act. Among the provisions which are available to the Company and not the Bank are a classified Board of Directors, a super majority vote requirement for certain types of corporate transactions such as mergers and asset sales which have not been previously approved by the Company's Board of Directors. The Bank is not permitted to have these provisions in its Certificate of Incorporation under the Banking Act. Although the Company's Certificate of Incorporation does not currently contain these provisions, shareholders may be asked to adopt them in the future. In addition, the projections afforded by the New Jersey Shareholders Protection Act will be available to the shareholders of the Company, although they are not available to shareholders of the Bank. See "COMMON STOCK --Shareholders Protection Act."

     Adoption of a holding company structure may subject the Company to certain additional regulation to which the Bank is not currently subject. For example, the Company will become subject to oversight and regulation by the Federal Reserve Board. The Bank is not currently subject to such oversight and regulation. In addition, issuances of securities by the Company will be subject to regulation by the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The issuance of securities by the Bank is currently exempt from the Securities Act. This additional regulation could involve increased expense for the Company. However, due to the benefits of a holding company structure discussed above, the Board believes that adoption of the Plan and the creation of a holding company structure is in the best interests of the shareholders of the Bank.

     On October 23, 1996, the Company submitted in final form to the Federal Reserve Bank of New York its required notification to acquire the Bank and become a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company anticipates receiving the FRB's non-objection to the Acquisition within 30 days of the filing, or by November 23, 1996, although no assurances can be given concerning whether the FRB will raise any objections to the Acquisition or the timing of the FRB's non-objection. The Company anticipates consummating the Acquisition shortly after receipt of the FRB's non-objection.

     Because two shares of Company stock will be exchanged for each share of Bank Common Stock, the per share income and book value figures included in the Bank's financial statements filed herein will be reduced by one-half. The Bank's financial statements filed herein have not been adjusted to reflect this reduction.

     As of May 2, 1996, the Bank Common Stock was held by 458 holders of record. As of May 2, 1996, the Bank also had outstanding Non-Transferable Warrants ("Warrants") to purchase shares of Bank Common Stock. As described above, upon consummation of the Acquisition, shareholders of the Bank will receive shares of the Common Stock in exchange for their shares of Bank Common Stock. In addition, the Company will assume the Bank's obligations under both its outstanding options and Warrants. See "COMPENSATION OF DIRECTORS AND OFFICERS -- Stock Option Plans" and "RECENT SALES OF SECURITIES."

     The Bank operates from its main office at 457 Sylvan Avenue, Englewood Cliffs, New Jersey and a branch office at 1605 Lemoine Avenue, Fort Lee, Bergen County, New Jersey 07024. In addition, the Bank has recently opened a second branch at 115 River Road, Edgewater, Bergen County, New Jersey 07020. See "PROPERTIES."

     The Bank engages in the general business of commercial banking. The Bank offers traditional commercial banking services such as savings and checking accounts and provides commercial, consumer and mortgage loans. Bank deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits. The Bank provides a wide range of commercial banking products and services, including personal and business checking accounts and time deposits, money market accounts and regular savings accounts. The Bank does not presently have any trust powers and, therefore, does not offer any trust services.

     The Bank structures its specific services and charges in a manner designed to attract the business of small and medium-sized businesses and the professional community, as well as that of individuals, in the eastern Bergen County, New Jersey area. As a general rule, specific banking services are offered only on a basis believed to be profitable. Such services are charged for fully unless other aspects of the account relationship provide sufficient earnings to offset the cost of the services provided.

     The Bank engages in a wide range of lending activities and offers commercial, consumer, mortgage, construction and personal loans. All lending decisions are made primarily on the basis of soundness and in compliance with all applicable laws. The Bank from time to time participates in multi-bank credit arrangements in order to take part in loans for amounts which are in excess of the Bank's legal lending limit. In commercial lending, the Bank offers loans for equipment and working capital needs, as well as for financing of commercial real estate. The Bank also bids for tax anticipation notes and bond anticipation notes for local governments. In consumer lending, the Bank offers cash reserve credit lines and personal, automobile, bridge, home equity, home improvement loans and Visa and Mastercard credit cards. The Bank also makes one-to-four-family residential real estate loans. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Financial Condition -- Loan Portfolio."

     The Bank believes it offers competitive rates for its services, thereby enabling consumers and business entities in its service area to avail themselves of the Bank's credit and non-credit services. See "COMPETITION".

     The Bank is fully computerized and outsources its data processing and management information services to Electronic Data Systems, Inc. (EDS) of Belpre, Ohio. All Bank departments are automated, and the Bank believes the data processing services available to Bank customers compare favorably with those of competing financial institutions. The Bank is also a member of the MAC(TM) money access service.

     As of May 2, 1996, the Bank had 35 full time employees and one part time employee. The Bank's employees are not members of any collective bargaining group.


Competition

     The Bank faces stiff competition for deposits and credit worthy borrowers. The Bank competes with commercial banks, savings banks and savings and loan associations, most of which have assets, capital and lending limits greater than the Bank. In addition to competing with local institutions, the Bank faces competition for customers, many of whom work in New York City, from large money center banks and other institutions based in New York. The Bank competes with these established institutions, with regional and national insurance companies and non-bank banks, with regulated small loan companies and local credit unions, and with regional and national issuers of money market funds.

     In addition to having established deposit bases and loan portfolios, competitive institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. Significantly, these institutions have larger lending limits and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers). Many of these institutions also offer certain services, such as trust services, which are not currently offered by the Bank.

Supervision and Regulation

     The Bank is subject to a variety of Federal and New Jersey statutes and regulations applicable to commercial banks, all of which impact the operations of the Bank. Since the Company's sole business initially will be ownership of the Bank, any regulations which effect the operations of the Bank will effect the Company's results. In addition, upon consummation of the Acquisition, the Company will become a bank holding company subject to regulation under the BHCA.

General -- Recent Regulatory Enactments

     On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state boarders. The Interstate Act has two main provisions. The first provision generally provides that commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state. New Jersey law currently allows interstate acquisitions by bank holding companies whose home state has "reciprocal" legislation which would allow acquisitions by New Jersey based bank holding companies.

     The second major provision of the Interstate Act permits, beginning on June 1, 1997, banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1997, opt out of the interstate bank merger provisions of the Interstate Act. In addition, states may elect to opt in and allow interstate bank mergers prior to June 1, 1997.

     A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

     In April of 1996, the New Jersey legislature passed legislation which would permit interstate bank mergers prior to June 1, 1997, provided that the home state of the institution acquiring the New Jersey institution permits interstate mergers prior to June 1, 1997. In addition, the legislation permits an out-of-state institution to acquire an existing branch of a New Jersey based institution, and thereby conduct business in New Jersey. The legislation does not permit interstate de novo branching. This legislation is likely to enhance competition in the New Jersey marketplace as bank holding companies located outside of New Jersey become freer to acquire institutions located within the State of New Jersey.

Bank Regulation

   Insurance of Deposits

     The deposits of the Bank are insured up to applicable limits by the FDIC. Accordingly, the Bank is subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") of the FDIC. Under the FDIC's insurance premium assessment system, each institution will be assigned to one of nine assessment risk classifications based on its capital ratios and supervisory evaluations. Initially, the lowest risk institutions will only pay the statutory required minimum premium of $2,000 while the highest risk institutions will be assessed at the rate of .27% of domestic deposits. Each institution's classification under the system is re-examined semiannually. In addition, the FDIC is authorized to increase or decrease such rates on a semiannual basis.

   Capital Adequacy Guidelines

     The Bank is subject to capital adequacy guidelines promulgated by the FDIC. The FDIC has issued regulations to define the adequacy of capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity, less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for loan losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital in the computation of total qualifying capital. The minimum capital ratio required under the above formula was 4% for Tier 1 capital and 8% for total qualifying capital. The Bank at June 30, 1996 maintained a Tier 1 capital ratio of 11.05% and total qualifying capital ratio of 11.83%.

     The FDIC has also issued leverage capital adequacy standards. Under these standards, in addition to the risk-based capital ratios, a bank must also maintain a ratio of Tier 1 capital (using the risk-based capital definition) to total assets of at least 3%. Institutions which are not "top-rated" will be expected to maintain a ratio 100 to 200 basis points above this ratio. The Bank's leverage ratio at June 30, 1996 was 11.95%.

Bank Holding Company Regulation

     The Company will be a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a bank holding company, the Company will be required to file with the Federal Reserve Board an annual report and such additional information as the Board may require pursuant to the BHCA. The Federal Reserve Board may also make examinations of the Company and its subsidiaries.

     A bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than five percent of the outstanding voting shares of any company engaged in, activities other than banking and those deemed closely related to banking by the Federal Reserve Board. Notice to or review by the Federal Reserve Board of such "closely related" activities is necessary before the Company can engage in such activities.

     Federal Reserve Regulation "Y" sets out those activities which are regarded as closely related to banking or managing or controlling banks and, thus, are permissible activities that may be engaged in by bank holding companies subject to approval by or notice to the Federal Reserve Board. These activities include, among other things, operating savings associations, providing data processing services, providing investment or financial advisory services, and, subject to various restrictions, engaging in securities brokerage and underwriting activities.

     A holding company and its banking subsidiary are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or lease or sale of any property or the furnishing of services.

     In addition to Federal bank holding company regulation, the Company will be required to register as a bank holding company with the New Jersey Department of Banking. The Company will be required to file copies of the reports it files with the Federal banking and securities regulators with the Department.

Federal Securities Regulation

     Upon effectiveness of this Registration Statement, the Company will become a reporting company under the Securities and Exchange Act of 1934 (the "34 Act") and will therefore be required to file quarterly and annual reports, as well as certain other material, with the SEC.

ITEM 2 --  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Bank's financial statements and the notes relating thereto including herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of comparability with 1995 data.

                              OVERVIEW AND STRATEGY

     The Bank began full service operation as a commercial bank on March 15, 1990. The Bank accepts deposits from the general public, including individuals, businesses, non-profit corporations and governmental units within its trade area. The Bank makes commercial loans, consumer loans and both residential and commercial real estate loans. In addition, the Bank provides other customer services and makes investments in securities, as permitted by law. The Bank has sought to offer an alternative, community-oriented style of banking in an area which at present is mainly dominated by larger, statewide and national institutions. The Bank has sought to be a positive force in the area by assisting in the development of the residential sector, by serving the needs of small and medium-sized businesses and the local professional community, and by meeting the requirements of individuals residing, working and shopping in the Bank's eastern Bergen County, New Jersey market area by extending consumer, commercial and real estate loans and by offering depository services. The Bank believes that the following attributes of the Bank have made the Bank attractive to local business people and residents:

     O   competitively priced services;

     O full-service business hours of 7:00 a.m. to 7:00 p.m. weekdays and 9:00 a.m. to 1:00 p.m. Saturdays;

     O direct access to Bank management by members of the community, whether during or after business hours;

     O local conditions and needs are taken into account by the Bank when deciding loan applications and making other business decisions affecting members of the community;

     O responsiveness of the Bank's personnel for requests for information and services by depositors and others;

     O positive involvement of the Bank in the community affairs of Eastern Bergen County.

     Since opening in 1990, the Bank has established two branches in addition to its main office. The Bank expects to continue to seek additional strategically-located de novo branch locations within the Bank's eastern Bergen County trade area. Particular emphasis will be placed on presenting an alternative banking culture in communities which are dominated by larger non-local competitors and where no community banking approach exists and in locations which the Bank perceives to be economically emerging.

                              RESULTS OF OPERATIONS

     The Bank's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its interest-earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest margin is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average paid on interest-bearing liabilities, as well as the average level of interest-bearing assets as compared with that of interest-bearing liabilities. Net income is also affected by the amount of non-interest income and operating expenses.

                                   NET INCOME

     For the six months ended June 30, 1996, net income increased by $294,000, or 68.0%, to $726,000 from $432,000 for the comparable period of 1995. The increase in net income is attributable to an increase in interest income of $646,000, or 21.7%, partially offset by an $80,000, or 8.9%, increase in interest expense. The increase in interest income was primarily attributable to a 35% increase in total loans. In addition to the increases in net interest income, other income, consisting primarily of service charges on deposit accounts increased by $104,000, or 40.0%.

     The Bank's net income increased from 1994 to 1995 by $495,000, or 66.9% to $1,235,000 for the year ended December 31, 1995 from $740,000 for the year ended December 31, 1994. This increase was primarily attributable to an increase in net interest income of $851,000, or 23.1%, during 1995. The increase in net interest income was attributable to an increase in interest income of $1,334,000, or 26.4%, to $6,378,000 for the year ended December 31, 1995 compared to year ended December 31, 1994, primarily as a result of an increase in the Bank's loan portfolio. The volume increases in the Bank's loan portfolio were primarily funded through the maturation of lower yielding securities, thereby increasing the Bank's average yield and net margin. The Bank's average yield on interest earning assets decreased to 8.17% for the six months ended June 30, 1996 from 8.18% for the year ended December 31, 1995 and 6.64% for the year ended December 31, 1994, reflecting changes in market rates of interest.

     Interest expense rose $80,000, or 8.9%, for the six months ended June 30, 1996 compared to the comparable period of 1995, and $483,000, or 35.5%, from 1994 to 1995. This increase, at June 30, 1996, is attributable to an increase in interest-bearing deposits of $8,039,000, or 13.4% compared to the June 30, 1995 interest bearing deposits.

     Operating expenses increased by $157,000, or 10.1%, for the six months ended June 30, 1996 compared to the comparable period of 1995. Operating expenses increased by $107,000, or 3.7%, for the year ended December 31, 1995 compared to the year ended December 31, 1994. These increases in operating expenses reflect the Bank's continued growth and, during the first six months of 1996, the opening of the Bank's new Edgewater branch.

     On a per share basis, earnings were $1.39 for the six months ended June 30, 1996, $2.40 for the year ended December 31, 1995, and $1.50 for the year ended December 31, 1994.


     The following table sets forth certain information concerning certain of the Bank's financial ratios at the periods presented:

                                    At or for                At or for
                                    six month                   year
                                   period ended             period ended
                                     June 30,                 December 31,
                                  1996      1995           1995        1994
                                  ----      ----           ----        ----
Return on Assets                  1.46%    1.00%          1.38%      0.89%
Return on Equity                 12.83%    8.77%         12.06%      8.03%
Dividend Payout                   3.26%    0.00%          0.00%      0.00%
Equity to Assets                 11.47%   11.80%         11.67%     11.62%



                       COMPARATIVE AVERAGE BALANCE SHEETS

     The following table reflects the components of the Bank's net interest income, setting forth for the periods presented herein, (1) average assets, liabilities and stockholders' equity, (2) interest income earned on interest-earning assets and interest expenses paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) the Bank's net interest spread (i.e., the average yield on interest-earnings assets less the average rate on interest-bearing liabilities) and (5) the Bank's net yield on interest-earning assets. Rates are computed on a taxable equivalent basis.

                                                                                     Year Ended December 31,
                                     Six Months Ended June 30,      ----------------------------------------------------------------
                                               1996                            1995                             1994
                                           (Unaudited)
                                   ------------------------------   -------------------------------   ------------------------------
                                             Interest   Average               Interest    Average              Interest    Average
                                   Average   Income/     Rates      Average    Income/     Rates      Average   Income/     Rates
                                   Balance   Expense  Earned/Paid   Balance    Expense  Earned/Paid   Balance   Expense  Earned/Paid
                                   -------   -------  -----------   -------   --------  -----------   -------  --------  -----------
                                                                      (Dollars In Thousands)
ASSETS

Interest-Earning Assets:
  Taxable Loans (net of
    unearned income) ............  $60,703    $2,779     9.16%      $50,181    $4,712      9.39%      $39,268    $3,383     8.62%
  Tax Exempt Securities .........    4,878       149     6.11         3,822       250      6.54         1,552       101     6.51
  Taxable Investment
    Securities ..................   21,654       623     5.75        22,410     1,207      5.39        32,881     1,462     4.45
  Federal Funds Sold ............    4,823       125     5.18         4,997       294      5.88         3,114       132     4.24
                                   -------    ------                -------    ------                 -------    ------
  Total Interest-Earning
     Assets .....................   92,058     3,676     7.99        81,410     6,463      7.94        76,815     5,078     6.61
                                   -------    ------                           ------                            ------
  Non-Interest Earning
    Assets ......................    7,679                            8,081                             7,711

  Allowance for possible
    loan losses .................     (747)                            (695)                             (615)
                                   -------                          -------                           -------
    Total Assets ................  $98,990                          $88,796                           $83,911
                                   =======                          =======                           =======

LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-Bearing Liabilities:
  NOW Deposits ..................  $13,846    $   75     1.08%      $12,381    $  173      1.40%      $12,557    $  166     1.32%
  Savings Deposits ..............   12,964       139     2.14        14,345       347      2.42        15,391       360     2.34
  Money Market Deposits .........   11,916       131     2.20        10,770       260      2.41        12,932       291     2.25
  Time Deposits .................   27,018       632     4.68        22,425     1,065      4.75        17,062       544     3.19
                                   -------    ------                -------    ------                 -------    ------
  Total Interest-Bearing
    Liabilities .................   65,744       977     2.97        59,921     1,845      3.08        57,942     1,361     2.35
Non-Interest Bearing Liabilities:
  Demand Deposits ...............   21,245                           18,108                            15,774
  Other Liabilities .............      730                              577                               950
                                   -------                          -------                           -------
  Total Non-Interest Bearing
    Liabilities .................   21,975                           18,685                            16,724
  Shareholders' Equity ..........   11,271                           10,190                             9,245
  Total Liabilities and
    Shareholders' Equity ........  $98,990                          $88,796                           $83,911
                                   =======                          =======                           =======
  Net Interest Income ...........             $2,699                           $4,618                            $3,717
                                              ======                           ======                            ======
  Net Interest Rate Spread ......                        5.01%                             4.86%                            4.26%
                                                         ====                              ====                             ====
  Net Interest Margin ...........                        5.86%                             5.67%                            4.84%
                                                         ====                              ====                             ====
  Rate of Interest Earning
    Assets to interest-bearing
    liabilities .................               1.40                             1.36                              1.33
                                                ====                             ====                              ====

                                       11

The following table presents by category the major factors that contributed to the changes in net interest income for each of the years ended December 31, 1995 and 1994 and for the six months ended June 30, 1996, as compared to each respective previous period. Amounts have been computed on a fully tax-equivalent basis, assuming a Federal income tax rate of 39%.

                                                      Six Months Ended June 30,                    Year Ended December 31,
                                                          1996 versus 1995                            1995 versus 1994
                                                             (Unaudited)
                                                  --------------------------------           -----------------------------------
                                                                              Increase (Decrease)
                                                                               Due to Change in:
                                                  ------------------------------------------------------------------------------
                                                  Average       Average                      Average       Average
                                                  Volume         Rate          Net           Volume         Rate           Net
                                                  -------       -------        ---           -------       -------       -------
                                                                                 (In Thousands)
Interest Income:
  Taxable Loans (net of unearned income) .......   $591          $ (3)         $588          $1,006         $323          $1,329
  Tax Exempt Securities ........................     52           (11)           41             149            -             149
  Taxable Investment Securities ................    (52)           80            28            (517)         262            (255)
Federal Funds Sold .............................     26           (16)           10              99           63             162
                                                   ----          ----          ----          ------         ----          ------
Total Interest Income ..........................   $617          $ 50          $667          $  737         $648          $1,385
                                                   ----          ----          ----          ------         ----          ------
Interest Expense:
  NOW Deposits .................................     12           (34)          (22)             (2)           9               7
  Savings Deposits .............................    (14)          (31)          (45)            (25)          12             (13)

  Money Market Deposits ........................     21           (16)            5             (52)          21             (31)
  Time Deposits ................................    122            15           137             204          317             521
                                                   ----          ----          ----          ------         ----          ------
Total Interest Expense .........................    141           (66)           75             125          359             484
                                                   ----          ----          ----          ------         ----          ------
Increase (Decrease) in net interest income .....   $476          $116          $592          $  612         $289          $  901
                                                   ====          ====          ====          ======         ====          ======

PROVISION FOR LOAN LOSSES

     For the six months ended June 30, 1996, the Bank's provision for loan losses was $113,000, an increase of $21,000 over the provision of $92,000 for the six month period ended June 30, 1995. For the year ended December 31, 1995, the Bank's provision for loan losses was $92,000, an increase of $17,000 over the provision of $75,000 for the year ended December 31, 1994. The increased provisions reflect the continued growth in the Bank's loan portfolio.

OTHER INCOME

     Other income, which was primarily attributable to service fees received from deposit accounts, amounted to $363,000 for the six months ended June 30, 1996 an increase of $104,000 or 40.0%, from the comparable period of 1995. Other income for the year ended December 31, 1995 increased by $200,000 to $578,000 compared to $378,000 in 1994, an increase of 52.9%. These increases were primarily related to the Bank's increasing levels of deposits.

OTHER EXPENSES

     Other expenses for the six month period ended June 30, 1996 amounted to $1,702,000, an increase of $157,000 from the comparable period of 1995. For the year ended December 31, 1995, other expenses increased by $107,000 to $3,004,000 compared to the year ended December 31, 1994. These increases were primarily attributable to customary increases in salary and employee benefits, occupancy expenses and data processing expenses attributable to the Bank's continued growth, partially offset by a reduction in FDIC insurance premiums and other operating expenses.

INCOME TAX EXPENSE

     The income tax provision, which includes both federal and state taxes, for the six months ended June 30, 1996 and for the years ended December 31, 1995 and 1994 was $464,000, $781,000 and $349,000, respectively. Increase in income taxes were primarily attributable to increases in income before taxes and all periods reported.

                               FINANCIAL CONDITION

     At June 30, 1996, the Bank's total assets were $105,016,000, compared to $96,794,000 at December 31, 1995 and $86,592,000 at December 31, 1994. Total
loans increased to $67,740,000 at June 30, 1996 from $56,141,000 at December 31, 1995 and $44,076,000 at December 31, 1994. Total deposits increased to $90,105,000 at June 30, 1996 from $85,225,000 at December 31, 1995 and
$77,005,000 at December 31, 1994.

LOAN PORTFOLIO

     At June 30, 1996, the Bank's total loans were $67,740,000, an increase of $11,599,000, or 20.6%, over total loans at December 31, 1995. The Bank's loan portfolio at December 31, 1995 totaled $56,141,000, an increase of $12,065,000, or 27.4%, over total loans at December 31, 1994. The increases in the Bank's loan portfolio represent increased penetration by the Bank of the local small business market. Management believes the Bank's success in penetrating this market is attributable to the fact that through mergers and acquisitions, the Bank's trade area is primarily served through large institutions frequently headquartered out of state. Management believes it is not cost efficient for these larger institutions to provide the level of personal service to small business borrowers that the Bank provides.

     The Bank's loan portfolio consists of commercial and industrial loans, real estate loans and consumer loans. Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial or residential property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.

     The Bank's loans are primarily to businesses and individuals located in eastern Bergen County, New Jersey. The Bank has not made loans to borrowers outside of the United States. Commercial lending activities are focused primarily on lending to small business borrowers. The Bank believes that its strategy of customer service, competitive rate structures and selective marketing have enabled the Bank to gain market entry to local loans. Bank mergers and lending curtailments at larger banks competing with the Bank have also contributed to the Bank's efforts to attract borrowers.

     The following table sets forth the classification of the Bank's loans by major category at June 30, 1996 and as of December 31, 1995 and 1994, respectively.



                                                                              December 31,
                                        June 30,          ---------------------------------------------------
                                         1996                      1995                        1994
                                 --------------------     ----------------------      -----------------------
                                                         (Dollars in Thousands)
                                 Amount       Percent     Amount         Percent      Amount          Percent
                                 ------       -------     ------         -------      ------          -------
Commercial and Industrial ....  $14,698        21.6%      $11,277         19.9%       $ 9,347           21.2%
Real Estate--
 Non-residential Properties ..   18,756        27.7        14,001         24.9         10,914           24.7
 Residential Properties ......   30,504        45.1        28,224         50.1         21,217           48.0
 Construction ................    2,163         3.2         1,320          2.3            549            1.2
Consumer .....................    1,619         2.4         1,473          2.6          1,135            2.6
                                -------       -----       -------        -----       --------          -----
Total Loans ..................  $67,740       100.0%      $56,295        100.0%      $ 43,162          100.0%
                                =======       =====       =======        =====       ========          =====





     The following table sets forth fixed and adjustable rate loans as of June 30, 1996 in terms of interest rate sensitivity.




                                 Within 1 Year          1 to 5 Years           After 5 years              Total
                                -------------          ------------           -------------              -----
                                                                  (In Thousands)
Loans with fixed rate ..........  $ 2,627                 $30,263                 $3,745                 $36,635
Loans with adjustable rate .....  $30,985                    --                     --                   $30,985


ASSET QUALITY

     The Bank's principal earning assets are its loans. Inherent in the lending function is the risk of the borrower's inability to repay their loan under its existing terms. Risk elements include non accrual loans, past due and restructured loans, potential problem loans, loan concentrations and other real estate.

     Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest, including interest applicable to prior years, is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments as interest.

     The Bank attempts to minimize overall credit risk through loan diversification and its loan approval procedures. The Bank's due diligence begins at the time a borrower and the Bank begin to discuss the origination of a loan. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic review.

     The following table sets forth information concerning the Bank's non-performing assets as of the dates indicated:

                              Non-Performing Loans

                                                                December 31,
                                                            -------------------
                                         June 30, 1996      1995           1994
                                         -------------      ----           ----
                                          (Unaudited)
                                                      (In Thousands)


Non-accrual loans .........................  $163           $163           $.00
Non-accrual loans to total loans ..........  0.24%          0.29%             0%
Non-performing assets to total assets .....  0.16%          0.17%             0%
Allowance for possible loan losses as a
 percentage of non-performing loans .......   501%           424%           N/A

     The $163,000 in non-accrual loans at June 30, 1996 and December 31, 1995 represents one non-accruing residential mortgage in process of foreclosure. The Bank has no other non-performing loans, no loans contractually more than 90 days past due, no REO and no restructured loans. If the above-described non-accruing loan had been current, the Bank's interest income would have increased by $1,000.


     Other than as disclosed above, there are no loans where information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.


     At the dates indicated in the above table, there were no concentrations of loans exceeding 10% of the Bank's total loans and the Bank had no foreign loans.

ALLOWANCE FOR LOAN LOSSES

     The Bank attempts to maintain allowance for loan losses at a sufficient level to provide for potential losses in the loan portfolio. Loan losses are charged directly to the allowance when they occur and any recovery is credited to the allowance. Risks within the loan portfolio are analyzed on a continuous basis by the Bank's officers, by outside, independent loan review auditors and by the Bank's Audit Committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e. - loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate, future additions to the allowance may be necessary based upon changes in market conditions. In addition, various regulatory agencies periodically review the Bank's allowance for loan losses. These agencies may require the Bank to take additional provisions based on their judgments about information available to them at the time of their examination.

     The Bank's allowance for possible loan losses totalled $817,000, $692,000 and $626,000 at June 30, 1996, December 31, 1995 and 1994, respectively. The increases in the allowance are due to the continued increase in the Bank's total loan portfolio.

     The following is a summary of the reconciliation of the allowance for loan losses for the six month periods ended June 30, 1996 and 1995 and for the years ended December 31, 1995 and 1994.



                                                      Six Months Ended              Year Ended
                                                          June 30,                 December 31,
                                                      ----------------          ------------------
                                                        (Unaudited)
                                                     1996        1995           1995          1994
                                                     ----        ----           ----          ----
                                                                 (Dollars In Thousands)
Balance at Beginning of Year .....................   $692        $626           $626          $567
Net Charge Offs ..................................     12          (4)           (26)          (16)
Provision Charged to Expense ....................     113          92             92            75
                                                     ----        ----           ----          ----
Balance of Allowance at End of Period ............   $817        $714           $692          $626
                                                     ====        ====           ====          ====
Ratio of Net Charge-Offs to Average Loans
 Outstanding .....................................  (0.02%)      0.01%          0.05%         0.04%
Balance of Allowance at End of Period as
 a % of Loans at End of Period ...................   1.21%       1.42%          1.23%         1.42%


     The following table sets forth, for each of the Bank's major lending areas, the amount and percentage of the Bank's allowance for loan losses attributable to such category, and the percentage of total loans represented by such category, as of the periods indicated:

             Allocation of the Allowance for Loan Losses by Category


                                                                                              December 31,
                                          June 30,  1996           -----------------------------------------------------------------
                                --------------------------------               1995                             1994
                                         (Unaudited)               --------------------------------  ------------------------------
                                            % of      % of Total               % of      % of Total             % of     % of Total
                                Amount       ALL         loans     Amount       ALL         loans     Amount     ALL       loans
                                ------      ----      ----------   ------      ----      ----------   ------    ----     ----------
Balance Applicable to:
Commercial and Industrial ....   $229      28.03%       27.49%      $147        21.24%      23.34%     $123      19.65%      24.84%

Real Estate --
 Non-Residential .............    199      24.36%       29.47%       157        22.69%      27.74%      101      16.13%      22.89%
 Properties
 Residential Properties ......    199      24.36%       37.44%       196        28.32%      43.98%      173      27.64%      48.52%
 Construction ................     22       2.69%        3.21%        13         1.88%       2.35%        5        .80%       1.24%
Consumer .....................     20       2.45%        2.39%        18         2.60%       2.59%       14       2.24%       2.51%
                                 ----     -------      -------      ----       -------     -------     ----     -------     -------
 Subtotal ....................    669      81.89%         100%       531        76.73%     100.00%      416      66.46%     100.00%
Unallocated Reserves .........    148      18.11%         ---        161        23.27%       --         210      33.54%       --
                                 ----     -------      -------      ----       -------     -------     ----     -------     -------
 Total .......................   $817     100.00%      100.00%      $692       100.00%     100.00%     $626     100.00%     100.00%
                                 ====     =======      =======      ====       =======     =======     ====     =======     =======

INVESTMENT SECURITIES

     The Bank maintains an investment portfolio to fund increased loans or decreased deposits and other liquidity needs and to provide an additional source of interest income. The portfolio is composed of U.S. Treasury Securities, obligations of U.S. Government agencies and selected municipal and state obligations.

     The Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), effective January 1, 1994. Under SFAS 115, securities are classified as securities held to maturity based on management's intent and the Bank's ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, which are carried at market value. Realized gains and losses and gains and losses from marking the portfolio to market value are included in trading revenue. Securities not classified as securities held to maturity or trading securities are classified as securities available for sale, and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations, and are reported as a separate component of stockholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar requirement.

     Management determines the appropriate classification of securities at the time of purchase. At June 30, 1996, $22,839,000 of the Bank's investment securities were classified as held to maturity and the remainder were classified as available for sale. At June 30, 1996, no investment securities were classified as trading securities.

     At June 30, 1996, total investment securities were $28,531,000 an increase from total investment securities of $24,410,000 at December 31, 1995, which was a decrease from total securities of $32,821,000 at December 31, 1994. The increase in investment securities from December 31, 1995 to June 30, 1996 reflects increases in the Bank's total deposits in excess of funds needed for new loan originations. The decline in investment securities from December 31, 1994 to December 31, 1995 is attributable to the Bank using the proceeds of maturing investment securities to fund new loan demand during 1995.

     The following table sets forth the carrying value of the Bank's security portfolio as of the dates indicated.

    A comparative summary of securities available for sale at June 30, 1996, December 31, 1995 and 1994 is as follows (in thousands):


                                              Amortized Cost   Gross Unrealized Gains  Gross Unrealized Losses     Market Value
                                              --------------   ----------------------  -----------------------     ------------
(Unaudited) June 30, 1996:
 U.S. Government and Agency Obligations ......    $5,710               $--                   $ (18)                  $5,692

December 31, 1995:
 U.S. Government and Agency Obligations ......     6,762                38                     (20)                   6,780

December 31, 1994:
 U.S. Government and Agency Obligations ......     7,836                --                    (323)                   7,513


    A comparative summary of investment securities held to maturity at June 30, 1996, December 31, 1995 and 1994 is as follows (in thousands):


                                              Amortized Cost   Gross Unrealized Gains  Gross Unrealized Losses     Market Value
                                              --------------   ----------------------  -----------------------     ------------

(Unaudited) June 30, 1996:
 U.S. Government and Agency Obligations ......    $15,695               $ --                  $ (66)                   $15,629
 Municipal Obligations .......................      7,144                 11                     --                      7,156
                                                  -------               ----                  -----                    -------
                                                  $22,839                 11                    (66)                   $22,785
December 31, 1995:
 U.S. Government and Agency Obligations ......    $12,668                120                    (11)                    12,777
 Municipal Obligations .......................      4,962                 28                     --                      4,990
                                                  -------               ----                  -----                    -------
                                                  $17,630                148                    (11)                    17,767
December 31, 1994:
 U.S. Government and Agency Obligations ......    $21,889                  4                   (319)                    21,574
 Municipal Obligations .......................      3,419                  1                     (5)                     3,415
                                                  -------               ----                  -----                    -------
                                                  $25,308               $  5                  $(324)                   $24,989
                                                  =======               ====                  =====                    =======


    The following table sets forth as of June 30, 1996 and December 31, 1995 the maturity distribution of the Bank's investment portfolio.


                                    MATURITY SCHEDULE OF INVESTMENT SECURITIES


                                                         June 30, 1996
                      ---------------------------------------------------------------------------------
                                               (Unaudited)

                                  Investment Securities                    Securities Available
                                                                                 for Sale
                      ---------------------------------------       -----------------------------------
                                                         (In Thousands)
                                                     Weighted                                Weighted
                      Amortized        Market        Average        Amortized      Market    Average
                         Cost           Value         Yield           Cost          Value     Yield
                      ---------       -------       ---------       ---------     -------   ---------
Within One Year .....  $12,486        $12,514         6.23%          $ 4,998      $ 5,002     5.84%

One to Five Years ...    9,962          9,871         5.68%              712          682     5.16%

Six to Ten Years ....      391            400         9.12%              --           --        --
                       -------        -------                        -------      -------
                       $22,839        $22,785                        $ 5,710      $ 5,684
                       =======        =======                        =======      =======



                                                         December 31, 1995
                       --------------------------------------------------------------------------------
                         Investment Securities                             Securities Available
                                                                                 for Sale
                       --------------------------------------       -----------------------------------
                                                        (In Thousands)
                                                    Weighted                                  Weighted
                       Amortized        Market       Average        Amortized      Market     Average
                          Cost           Value        Yield           Cost         Value        Yield
                       ---------       -------      --------        ---------     --------    --------
Within One Year .....  $ 9,800        $ 9,816         5.55%          $ 4,011      $ 4,020      5.72%

One to Five Years ...    7,439          7,539         6.22%            2,751        2,760      5.86%

Six to Ten Years ....       391            412        9.12%              --           --         --
                        -------        -------                       -------      -------
                        $17,630        $17,767                       $ 6,762      $ 6,780
                        =======        =======                       =======      =======


The Bank sold no securities from its portfolio during the first six months of 1996. Proceeds from the sales of securities available for sale during the year ended December 31, 1995 were $2.9 million. Gross gains of $31,000 and gross losses of $36,000 were realized on those sales in 1995.

DEPOSITS

     Deposits are the Bank's primary source of funds. The Bank experienced a growth in average deposit balances of $8,960,000, or 11.5% to $86,989,000 for the six months ended June 30, 1996, and $4,313,000, or 5.9% during the year ended December 31, 1995 as compared to the year ended December 31, 1994 when total average deposits were $73,716,000. This growth was accomplished through the Bank's emphasis on customer service, extended hours of operations, competitive rate structures and selective marketing. Among the increase in deposits, average time deposits grew 31.4% or $5,363,000, from 1994 to 1995, while average demand deposits, which are non-interest bearing, grew 14.8% or $2,334,000 during 1995 as compared to 1994. The aggregate amount of average non-interest-bearing deposits has been 24.4%, 23.2% and 21.4% of average total deposits during the first six months of 1996 and the years ended December 31, 1995 and 1994, respectively. The Bank has no foreign deposits, nor are there any material concentrations of deposits.

     The following table sets forth the average amounts of various types of deposits for each of the periods indicated:


                                                                                             December 31,
                                                                        -----------------------------------------------------
                                                 June 30, 1996                    1995                         1994
                                           ----------------------       -----------------------       -----------------------
                                                (Unaudited)
                                           Amount              %         Amount             %          Amount             %
                                           ------           -----       -------           -----       -------           -----
Non-interest-bearing demand ...........   $21,245           24.4%       $18,108           23.2%       $15,774           21.4%
Interest-bearing demand ...............    25,762           29.6%        23,151           29.7%        25,489           34.6%
Savings deposit .......................    12,964           14.9%        14,345           18.4%        15,391           20.9%
Time deposits .........................    27,018           31.1%        22,425           28.7%        17,062           23.1%
                                          -------           ----        -------           ----        -------           ----
Total .................................   $86,989            100%       $78,029            100%       $73,716            100%
                                          =======           ====        =======           ====        =======           ====


     The Bank does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposits of denominations of $100,000 or more as of June 30, 1996.

Time Deposits ($100,000 and over)

                                                   (In Thousands)

Three months or less ...........................................     $ 6,568
Over three months through six months ...........................     $ 3,711
Over six months through twelve months ..........................     $ 2,465
Over twelve months .............................................     $   492
         Total .................................................     $13,236

LIQUIDITY

     The Bank's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The Bank's principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

     The Bank's total deposits equaled $90,105,000, $85,225,000 and $76,637,000 as of June 30, 1996, December 31, 1995, and December 31, 1994, respectively. The increase in funds provided by deposit inflows during these years has been more than sufficient to provide for the Bank's lending demand.

     Through the Bank's investment portfolio the Bank has generally sought to obtain a safe yet slightly higher yield than would have been available to the Bank as a net seller of overnight Federal Funds while still maintaining liquidity. Through its investment portfolio, the Bank also attempts to manage its maturity gap by seeking maturities of investments which coincide as closely as possible with maturities of deposits. The Bank's investment portfolio also includes securities held for sale to provide liquidity for anticipated loan demand and other liquidity needs.

     Although the Bank has traditionally been a net "seller" of Federal Funds (or overnight loans to large banks), the Bank does maintain lines of credit with the Federal Home Loan Bank of New York, Summit Bank and Bank of New York for "purchase" of Federal Funds in the event that temporary liquidity needs arise.

     Management believes that the Bank's current sources of funds provide adequate liquidity for the current cash flow needs of the Bank.


INTEREST RATE SENSITIVITY ANALYSIS

     The principal objective of the Bank's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts; determine the level of risk appropriate given the Bank's business focus, operating environment, capital, and liquidity requirements; establish prudent asset concentration guidelines; and manage the risk consistent with Board approved guidelines. The Bank seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing dates. The Bank's actions in this regard are taken under the guidance of the Asset/Liability Committee (ALCO) of the Board of Directors. The ALCO generally reviews the Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings and current market conditions and interest rates.

     One of the monitoring tools used by the ALCO is an analysis of the extent to which assets and liabilities are interest rate sensitive and measures the Bank's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. Accordingly, during a period of rising rates, a negative gap may result in the yield on the institution's assets increasing at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, an institution with a negative gap would experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, may result in its net interest income growing.

     The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at the periods indicated which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods presented. Except as noted, the amount of assets and liabilities which reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. Because the Bank has no interest-bearing liabilities with a maturity greater than five years, management believes that a static gap for the over five year time period reflects a more accurate assessment of interest rate risk. The Bank's loan prepayment assumptions are based upon actual historic prepayment rates.


                                BRIDGE VIEW BANK
         CUMULATIVE RATE SENSITIVE BALANCE SHEET (as of June 30, 1996)


                                     0-3             0-6             0-1            0-5           5-          All
                                    Months          Months           Year          Years         Years       Others         TOTALS
                                    ------          ------           ----          -----         -----       ------         ------
INVESTMENTS
  FIXED RATE                          3,864          9,085          17,491         28,134          390            0          28,524
                                                                                                                            -------
                                                                                                                             28,524
                                                                                                                            -------

LOANS:
  COMMERCIAL                         17,585         18,135          17,945         37,583          720            0          38,303
  PARTICIPATIONS                          0            190             371          2,379            0            0           2,379
  MORTGAGES                             185            646             646          8,166        2,436            0          10,602
  CONSUMER                           14,582         14,610          14,650         15,609          727            0          16,336
                                                                                                                            -------
                                                                                                                             67,620
                                                                                                                            -------

FED FUNDS SOLD                            0              0               0              0            0            0               0

NON-INT BEARING/
  OTHER ASSETS                            0              0               0              0            0        8,530           8,530
                                    -------        -------         -------         ------       ------      -------         -------
     TOTAL ASSETS                    36,216         42,666          51,103         91,873       96,144      104,674         104,674
                                    =======        =======         =======         ======       ======      =======         =======

TRANSACTION/NOW                      13,621         13,621          13,621         13,621            0            0          13,621
MONEY MARKET                         12,782         12,782          12,782         12,782            0            0          12,782
OTHER SAVINGS                        14,338         14,338          14,338         14,338            0            0          14,338
C/D'S LESS THAN $100,000              4,663          9,647          12,869         13,865            0            0          13,865
C/D'S GREATER THAN $100,000           4,444          9,193          12,265         13,213            0            0          13,213

NON-INT BEARING/
  OTHER LIAB.                             0              0               0              0            0       25,290          25,290
NON-INT BEARING/
  EQUITY                                  0              0               0              0            0       11,565          11,565
                                    -------        -------         -------         ------       ------      -------         -------
     TOTAL LIAB. & EQUITY            49,848         59,681          65,875         67,819       67,819      104,674         104,674
                                    =======        =======         =======         ======       ======      =======         =======

DOLLAR GAP                          (13,632)       (16,915)        (14,772)        24,052       28,325                            0
CUM.GAP/TOTAL ASSETS                 -13.02%        -16.16%         -14.11%         22.98%       27.06%                           0

R.S.A./R.S.L.*                        72.65%         71.61%          77.58%        135.46%      141.77%


* R.S.A./R.S.L. IS THE PERCENTAGE OF RE-PRICING RATE SENSITIVE ASSETS TO RATE SENSITIVE LIABILITIES



CAPITAL

     A significant measure of the strength of a financial institution is its capital base. The Bank's federal regulators have classified and defined bank capital into the following components: (1) Tier I capital, which includes tangible shareholders' equity for common stock and qualifying perpetual preferred stock, and (2) Tier II capital, which includes a portion of the allowance for possible loan losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels for banks are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of the bank's assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets).

A bank is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%.

     In addition to the risk-based guidelines, the Bank's regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 3%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. Minimum leverage ratios for each bank are evaluated through the ongoing regulatory examination process.

     The following table summarizes the risk-based and leverage capital ratios for the Bank at June 30, 1996, as well as the required minimum regulatory capital ratios:


                                CAPITAL ADEQUACY


                                        June 30, 1996            Minimum
                                         (Unaudited)     Regulatory Requirements
                                        -------------    ----------------------
Risk-based Capital:
     Tier I capital ratio ..........       15.95%                4.00%
     Total capital ratio ...........       17.08                 8.00
Leverage ratio .....................       11.95              3.00-5.00

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1995 the Financial Accounts Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company intends to continue accounting for compensation cost under the intrinsic value based method and will provide pro forma disclosures for all awards granted after December 31, 1994. Such disclosures include net income and earnings per share as if the fair value based method had been applied.

     On June 28, 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral.

     It is important to note that this Statement extends the "available-for-sale" or "trading" approach in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets (no matter how acquired) such as loans, other receivables, interest-only strips or residual interests in securitization trusts (for example, tranches subordinate to other tranches, cash reserve accounts or rights to future interest from serviced assets that exceed contractually specified servicing fees) that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading." The Statement also amends SFAS 115 to prevent a security from being classified as held-to-maturity if the security can be prepaid or otherwise settled in such a way that the holder of the security would not recover substantially all of its recorded investment.

     This Statement requires that a liability be derecognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability or (b) the debtor is legally released from being the primary obligor under the liability either judicially or by the creditor. Therefore, a liability is not considered extinguished by an in-substance defeasance.

     This Statement provides implementation guidance for accounting for (1) securitizations, (2) transfers of partial interests, (3) servicing of financial assets, (4) securities lending transactions, (5) repurchase agreements including "dollar rolls", (5) "wash salos," (6) loan syndications and participations, (7) risk participations in banker's acceptances, (8) factoring arrangements, (9) transfers of receivables with recourse, (10) transfers of sales-type and direct financing lease receivables and (11) extinguishments of liabilities.

     A number of existing FASB Statements are superseded or amended by SFAS 125. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Also, the extension of the SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. Reclassifications that are necessary because of the amendment do not call into question an entity's intent to hold other debt securities to maturity in the future. The Company, at this time, does not believe that SFAS 125 will have a significant impact on the consolidated financial position or results of operations in 1997.

ITEM 3 -- PROPERTIES

     The Bank's main office is located at 457 Sylvan Avenue, Englewood Cliffs, New Jersey. The Bank owns the 10,000 square foot building at this location and leases the land under a lease which expires on March 31, 1999. The lease provides the Bank options to renew at various intervals for an additional twenty-five years. The Bank has an option to purchase the land during the six-month period prior to the tenth anniversary of the lease and again six months prior to the sixteenth anniversary. The purchase price is to be fixed according to an appraisal of vacant land only. A Director of the Bank is a general partner in the partnership which leases the land to the Bank. The terms of the Bank's lease were negotiated by the Bank Board and are considered to be as favorable to the Bank as the terms of a comparable lease with an unaffiliated party would be. See "INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS."

     The Bank has a branch office at 1605 Lemoine Avenue, Fort Lee, New Jersey in the Whiteman Park Plaza Shopping Center and a branch office at 115 River Road, Edgewater, New Jersey, both of which it leases. The office at 1605 Lemoine Avenue, Fort Lee, New Jersey is leased at $11,113 monthly under a lease which expires in November 1997. The Bank has the option to renew for three further periods of five years each. The Bank also pays a proportionate share of common charges, taxes and insurance equipment to 21% of those charges for the Whiteman Park Plaza Shopping Center.

     The office at 115 River Road, Edgewater, New Jersey is leased at $2,000 monthly until April 1997, $2,350 monthly until April 1998, $2,600 monthly until April 1999, $3,000 monthly until April 2000 and $4,198 monthly until April 2006. The Bank has the option to renew for four additional five year terms after the 2006 expiration and pays no common charges, taxes or insurance but has agreed to pay a proportionate share of any increase in taxes.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS  AND MANAGEMENT

     The following table sets forth, as of May 2, 1996, certain information concerning the ownership of shares of the Bank's Common Stock by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the issued and outstanding Bank Common Stock, (ii) each director of the Company,
(iii) each named executive officer described in the section of this Registration Statement captioned "Executive Compensation," and (iv) all directors and executive officers as a group. Except as otherwise indicated, each individual named has sole investment and voting power with respect to the securities shown.


    Name and Address of                   Amount and Nature of       Percent of
    Beneficial Owner(1)                     Beneficial Owner           Class
    -------------------                   --------------------       ----------
Albert F. Buzzetti(2) ...................        6,860                 1.31%
Gerald A. Calabrese, Jr.(3) .............       16,295                 3.11%
Glenn L. Creamer(4) .....................        4,791                 0.92%
Bernard Mann(5) .........................       20,272                  3.8%
Mark Metzger(6) .........................       28,299                 5.41%
Jeremiah F. O'Connor, Jr.(7) ............       16,503                 3.15%
Joseph C. Parisi(8) .....................       18,232                 3.46%
John A. Schepisi(9) .....................       23,168                 4.43%
                                               -------                -----
Directors and Executive
  Officers as a Group ...................      134,420                25.67%
                                               =======                =====

---------------
(1) Beneficially owned shares include shares over which the named person exercised either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, or (iii) by other persons if the named person has the right to acquire such shares within 60 days by the exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person, either directly or through the dividend reinvestment plan.

(2) Includes 1,014 shares owned by Mr. Buzzetti's wife and does not include shares owned by Mr. Buzzetti's emancipated children. Mr. Buzzetti disclaims beneficial ownership of the shares owned by his wife and of shares owned by other family members.

(3) Includes 869 shares owned by Mr. Calabrese's minor children. Mr. Calabrese disclaims any beneficial ownership of shares owned by other family members who are not dependents.

(4) Mr. Creamer disclaims any beneficial ownership of shares owned by family members who are not dependents.

(5) Includes 7,019 shares owned by Mr. Mann's wife. Mr. Mann disclaims any beneficial ownership of shares owned by his wife as well as shares by other family members.

(6) Includes 289 shares owned by Mr. Metzger's wife and 175 shares owned by the Metzger Family Partnership of which he is trustee. Mr. Metzger disclaims beneficial ownership of shares owned by his wife and of any other shares held by emancipated members of his family.

(7) Includes 173 shares owned by Mr. O'Connor's wife; 1,353 shares owned by Mr. O'Connor's dependent children; and 3,229 shares held by the AtHome Medical Pension Plan. Mr. O'Connor disclaims beneficial ownership of shares owned by his wife and of any shares held by emancipated family members.

(8) Includes 13,346 shares owned jointly by Mr. Parisi and his wife. Mr. Parisi disclaims beneficial ownership of any shares owned by emancipated family members.

(9) Includes 1,158 shares owned by Mr. Schepisi's wife; and 2,990 shares owned by Homaro Co., a partnership, which Mr. Schepisi manages but disclaims beneficial interest. Mr. Schepisi disclaims beneficial ownership of any shares owned by his wife or by any emancipated family members.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

     Direction of the Bank is vested in the Board of Directors which must consist of not less than five nor more than twenty five persons who are elected under the Bank's Certificate of Incorporation. The term of each Director is one year. The board presently consists of eight Directors, each of whom has served as a Director of the Bank since its inception.

     The Board of Directors of the Company will initially consist of the members of the Board of Directors of the Bank. Each Director of the Company is to serve a one-year term and until his successor is duly elected by the shareholders of the Company and qualified to serve on the Board of Directors.

     Set forth below are the names and certain biographical information regarding the Directors of the Bank:


 Name, Age and Position               Principal Occupation              Director
     with the Bank                     for Past Five Years               Since
-----------------------               --------------------              --------
Albert F. Buzzetti, 56,           President and Chief Executive
President and Chief               Officer of the Bank                     1988
Executive Officer

Gerald A. Calabrese, Jr.,  45     President, Century 21 Calabrese
                                  Realty and Chairman and Chief
                                  Executive Officer, Metropolitan
                                  Mortgage Company                        1988

Glenn L. Creamer, 43              Treasurer and Safety Director, J.
                                  Fletcher Creamer & Son, Inc.
                                  (Construction)                          1988

Bernard Mann, 66                  President and Chief Executive
                                  Officer, Carolace Industries
                                  (textiles)                              1988

Mark Metzger, 54                  Managing Director, BEM Management,
                                  Inc. (equity investment fund)           1988

Jeremiah F. O'Connor, Jr., 39     President, AtHome Medical, Inc.,
                                  (supplier of medical equipment)         1988

Joseph C. Parisi, 70,             President and Chief Executive
Chairman of the Board             Officer, Otterstedt Insurance Agency    1988

John A. Schepisi, 51,             Senior Partner, Schepisi &
Vice Chairman                     McLaughlin (attorneys)                  1988

     No director of the Bank is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

PRINCIPAL OFFICERS

     Set forth below is the name of and certain biographical information regarding the additional principal officer of the Bank who does not also serve as a Director. The term of office for each officer is one year.

THOMAS W. THOMASMA

     Mr. Thomasma, 42, has been Senior Vice President and Senior Lending Officer of the bank since 1994. He previously serviced in Senior Lending capacities at Independence Bank and at First Fidelity Bank for more than five years.

ITEM 6 -- EXECUTIVE COMPENSATION

     The following table sets forth a summary for the last three (3) fiscal years of the cash and non-cash compensation awarded to, earned by, or paid to, the Chief Executive Officer of the Bank and each of the four (4) most highly compensated executive officers whose individual remuneration exceeded $100,000 for the last fiscal year.

                           SUMMARY COMPENSATION TABLE

                         Cash and Cash Equivalent Forms
                                 of Remuneration



                                                                                               Long Term
                                                                                             Compensation
 Name and Principal                       Annual          Annual        Other Annual          Securities
      Position             Year           Salary          Bonus        Compensation(1)    Underlying Options
 -----------------         ----           ------          -----        ---------------    ------------------
Albert F. Buzzetti,
President and Chief
Executive Officer          1995          $160,000         $15,000          $2,700               5,000

                           1994          $140,000         $15,000          $2,700               2,500

                           1993          $125,000         $15,000          $2,700                 --
-----------------

(1) Other annual compensation includes the estimated personal benefit of usage of bank-leased automobiles.

STOCK OPTION PLANS

     During 1994, the Bank's stockholders approved the 1994 Employee Stock Option Plan (the "Employees' Plan"). The Employees' Plan provides for the granting of options to purchase up to 26,103 shares of the Bank Common Stock to employees of the Bank adjusted to reflect stock dividends declared subsequent to the adoption of the Employee's Plan. Under the Employee Plan, the exercise price of the options is to be the fair market value of the Bank Common Stock on the date of grant. Upon consummation of the Acquisition, the Company will assume the Employee's Plan.

     The following table sets forth information concerning individual grants of stock options made during 1995 to each of the named executive officers:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)



                                  Number of                 Percent of
                                 Securities                Total Options/
                                 Underlying                SARs Granted                Exercise or
                                Options/SAR's             to Employees                   Base Price              Expir.
   Name                          Granted (#)              in Fiscal Year                  ($/Sh)                  Date
   ----                         ------------              --------------               -----------               ------
Albert F. Buzzetti. ........       5,000                       78.1 %                     $21.00                  2005


     The following table sets forth information concerning the fiscal year-end value of unexercised options held by the executive officers of the Bank named in the table above. No stock options were exercised by such executive officers during 1995.

                AGGREGATED OPTIONS/SARS EXERCISED IN LAST FISCAL
                     YEAR AND FISCAL YEAR END OPTION VALUES
                               (INDIVIDUAL GRANTS)


                                                                                                Value of Unexercised
                                                                      Number of Securities     In-the-Money Options at
                                                                     Underlying Unexercised     FY-End ($) (based on
                                                                      Options at FY-End (#)       $23.00 per share)
                           Shares Acquired            Value                 Exercise/                Exercisable/
Name                       On Exercise (#)          Realized $            Unexercisable             Unexercisable
----                       ---------------          ----------       ----------------------     ----------------------
Albert F. Buzzetti ......       N/A                   $ N/A                  7,500/0                  $18,800/$0


                            COMPENSATION OF DIRECTORS

     Directors of the Bank, other than full-time employees of the Bank, receive fees of $500 per Board meeting attended and $250 per committee meeting attended.

     The Bank maintains a Stock Option Plan for Non-employee Directors (the "Outside Directors' Plan"). Under the Outside Directors' Plan, 26,103 shares of Bank Common Stock have been reserved for issuance, adjusted to reflect stock dividends declared subsequent to the adoption of the Outside Directors' Plan. Non-employee Directors of the Bank and any other subsidiaries which the Bank may acquire or incorporate participate in the Outside Directors' Plan. Under the Outside Directors' Plan, each current non-employee member of the Board of Directors has received options to purchase 3,728 shares of Common Stock at exercise prices ranging from $18.50 to $19.95, 100% of the fair market value on the date the options were granted.

ITEM 7 -- INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     By Board policy, the Bank does not extend credit to any director of officer or their affiliates or immediate family members.

RELATED-PARTY TRANSACTIONS

     Director Bernard Mann is a 30% partner in Three R Realty Associates, a partnership which owns the land at 457 Sylvan Avenue, Englewood Cliffs, New Jersey which is leased by the Bank. See "PROPERTIES." In approving this lease, the Board conducted an independent appraisal to determine that the terms of the lease were fair to the Bank. The Bank intends to exercise its option to purchase the land in October, 1998. Lease payments to Three R Realty Associates were $299,680 in 1994 and $306,804 in 1995.

     The firm of Breslin & Trovini, Attorneys at Law, acted as the Bank's general counsel during 1994. Michael J. Breslin, Jr., the firm's Senior Partner, was a Director of the Bank during 1994 and part of 1995. During 1994 the Bank paid legal fees totaling $4,059 to Breslin & Trovini while in 1995 those fees totaled $124.

     The firm of Schepisi & McLaughlin, Attorneys at Law, have acted as the Bank's general counsel since April 1995. John A. Schepisi, the firm's Senior Partner, is a Director and Vice Chairman of the Bank's Board. During 1994 the Bank paid legal fees totaling $910 to Schepisi & McLaughlin while in 1995 these fees totaled $7,642.

     The Bank's Blanket Bond as well as other policies have been placed with various insurance carriers by the Otterstedt Agency of which the Bank Board Chairman, Joseph C. Parisi, is Chief Executive Officer. 1994 gross insurance premiums totaled $49,781 while 1995 premiums were $35,247.

     Residential appraisals on the Bank's home equity lines of credit are conducted at the expense of the Bank. Certain of those appraisals were conducted by Gerald A. Calabrese, Jr., a state-licensed appraiser and a Bank Director. Cost of 1994 appraisals was $11,225 while 1995 totaled $15,500.

ITEM 8 -- DESCRIPTION OF SECURITIES

COMMON STOCK

     The authorized capital stock of the Company consists of one class of 5,000,000 shares of common stock, no par value. The Bank currently has 523,644 shares issued and outstanding. In addition, the Bank has issued options for an aggregate of 40,524 shares of common stock and has reserved 79,244 shares for issuance upon the exercise of outstanding common stock purchase warrants. Upon consummation of the Acquisition, the Company will issue two shares of Common Stock for each share of Bank Common Stock, and so will have approximately 1,047,288 shares outstanding. In addition, the Company will assume both the Employee's Plan and the Outside Directors Plan, reserving 81,048 shares for issuance thereunder after the terms of such Plans are adjusted to reflect the terms of the Acquisition. The Company will also assume the Bank's obligations under its common stock purchase warrants, reserving 158,720 shares for issuance upon their exercise, after such warrants are adjusted to reflect the terms of the Acquisition.

     Dividends. The Company may pay dividends as declared from time to time by the Company's Board of Directors out of funds legally available therefor, subject to certain restrictions. Since dividends from the Bank will be the Company's sole source of income, any restriction on the Bank's ability to pay dividends will act as a restriction on the Company's ability to pay dividends. Under the New Jersey Banking Act of 1948 (the "Banking Act"), no cash dividend may be paid by the Bank unless, following the payment of such dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of no less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the surplus of the Bank. In addition, the Bank cannot pay dividends in such amounts as would reduce its capital below the regulatorily imposed minimums.

     Voting Rights. Each holder of the Common Stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

     Rights in Liquidation. In the event of a liquidation, dissolution or winding up of the Company, each holder of the Common Stock would be entitled to receive a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock after payment of all debts and liabilities of the Company.

     No Preemptive Rights; Redemption. Holders of shares of the Common Stock are not entitled to preemptive rights with respect to any shares of the Common Stock that may be issued. The Common Stock is not subject to call or redemption and is fully paid and nonassessable.


SHAREHOLDERS PROTECTION ACT

     A provision of New Jersey law, the New Jersey Shareholders Protection Act (the "Shareholders Act") prohibits certain transactions involving an "interested shareholder" and a corporation. An "interested shareholder" is generally defined as one who is the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding stock of the corporation. The Shareholders Act prohibits certain business combinations between an interested shareholder and a New Jersey corporation subject to the Shareholders Act for a period of five years after the date the interested shareholder acquired his stock, unless the transaction was approved by the corporation's board of directors prior to the time the interested shareholder acquired their shares. After the five year period expires, the prohibition on business combinations with an interested shareholder continues unless certain conditions are met. The conditions include (i) that the business combination is approved by the Board of Directors of the target corporation; (ii) that the business combination is approved by a vote of two-thirds of the voting stock not owned by the interested shareholder; and (iii) that the shareholders of the corporation receive a price in accordance with a fair price formula set forth in the statute. Because the Company will become a reporting company under Section 12 of the Exchange Act in connection with the listing of its shares on the American Stock Exchange, the Shareholders Act will be applicable to Company. The Shareholders Act as applicable to the Company could inhibit unsolicited offers to acquire the Company.

     The Shareholders Act is not applicable to the Bank. Although a party seeking control of the Bank is required to file applications with the Federal Deposit Insurance Corporation pursuant to the Bank Merger Act and with the Commissioner pursuant to the Banking Act, neither the Bank Merger Act nor the Banking Act have prohibitions and standards similar to those contained in the Shareholders Act.

     After consummation of the Acquisition and the transactions contemplated by the Plan, a party seeking to gain control of the Company would be required to file applications with the Federal Reserve Board, FDIC and the Commissioner, since such a party would be indirectly acquiring control of the Bank.


WARRANTS

     Each warrant will entitle the holder to purchase one share of the Common Stock at a purchase price equal to $17.28, subject to adjustment as hereinafter described. The Warrants are non-transferable and will expire on September 30, 1997. Any warrant not exercised on or before the expiration date shall expire and will not thereafter be exercisable.

     The number of shares purchasable upon exercise and the exercise price of each warrant will be proportionately adjusted upon the occurrence of certain events, including stock dividends, stock splits, reclassifications and reorganizations.

TRANSFER AGENT

     The Company's transfer agent for the Common Stock will be American Stock Transfer & Trust Co., with offices at 40 Wall Street, New York, New York 10005.

                                     Part II

ITEM 1 -- MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Bank's Common Stock is not traded on any established market nor do any brokerage firms of which the Bank is aware make a market in the Bank Common Stock. As of June 30, 1996, there were 455 holders of the Bank Common Stock and the Company anticipates there will be the same number of holders of the Common Stock upon consummation of the Acquisition. In connection with the Acquisition, the Company intends to apply to have the Common Stock listed for trading on the American Stock Exchange. The Company has made application for such listing. Although the Company intends to have the Common Stock included on the American Stock Exchange, there can be no assurance that an active or liquid trading market for the Common Stock will develop, or, if it is developed, that it will be maintained.

     Commencing in January 1996, the Bank began paying a quarterly cash dividend of $.18 per share. Although the amount of dividends to be paid by the Company will be determined by the Board of Directors of the Company based upon the Company's earnings, capital needs, financial condition and other relevant factors, the Board of Directors of the Company currently intends to adhere to the dividend policy previously established by the Bank.

     As of June 30, 1996, options to purchase 40,524 shares of Bank Common Stock were outstanding. These options will be assumed by the Company and, after giving effect to the terms of the Acquisition, the Company will have outstanding options to purchase 63,890 shares of Common Stock. All of these options are immediately exercisable.

ITEM 2 -- LEGAL PROCEEDINGS

   The Bank is not a party to any legal proceedings other than routine litigation incidental to the Bank's business. The Bank believes that none of these proceedings would, if adversely determined, have a material effect on the bank's consolidated financial condition or results of operations.

ITEM 3 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

ITEM 4 -- RECENT SALES OF UNREGISTERED SECURITIES

     The Company has not sold any securities over the past three years. Other than for purposes of stock dividends, the Bank has not issued any securities over the past three years. Issuance of the Common Stock in the Acquisition will be exempt from registration pursuant to Section 3(a)(12) of the Securities Act of 1933, as amended.

ITEM 5 -- INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VII of the Certificate of Incorporation of the Company provides that the Company shall indemnify its present and former officers, directors, employees and agents and persons serving at its request against expenses, including attorneys' fees, judgments, fines or amounts paid in settlement incurred in connection with any pending or threatened civil or criminal proceeding to the fullest extent permitted by the New Jersey Business Corporation Act. Article VII also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the Company to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the Company would have the power to indemnify him under the provisions of Article VII.

     The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had not reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" for any other enterprise at the request of the corporation.

     With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

     The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the stockholders.

     A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined that he is entitled to indemnification.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF BRIDGE VIEW BANK


Consolidated Balance Sheet as of June 30, 1996............................  F-1

Consolidated Statements of Income for the six months ended
  June 30, 1996 and 1995..................................................  F-2

Consolidated Statements of Cash Flows for the six months ended
  June 30, 1996 and 1995..................................................  F-3

Notes to Unaudited Consolidated Financial Statement.......................  F-4

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF BRIDGE VIEW BANK

Report of Independent Accountants.........................................  F-5

Consolidated Statement of Financial Condition as of December 31, 1995
  and 1994................................................................  F-6

Consolidated Statements of Income for the years ended December 31, 1995 and 1994................................................................  F-7

Consolidated Statement of Stockholders' Equity for the years ended
  December 31, 1995 and 1994..............................................  F-8

Consolidated Statements of Cash Flows for the years ended
  December 31, 1995 and 1994..............................................  F-9

Notes to Consolidated Financial Statements................................ F-11

The Financial Statements of Bridge View Bancorp (the "Company") are not available. The Company has not yet been capitalized as it is awaiting final regulatory approval.

                                BRIDGE VIEW BANK
                           CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)


                                                         June 30,     June 30,
                                                           1996         1995
                                                         --------     -------
Assets
  Cash and Due from Banks ...........................    $  6,372     $ 5,203
  Federal Funds Sold ................................           0       4,800
  Investment Securities:
    Held to Maturity Securities
      (Market Value $22.785 6/30/96 and
      $18.502 on 6/30/95) ...........................      22,839      18,453
    Available for Sale Securities
      (Net of unrealized holding losses of
      $26 on 6/30/96 and $6 on 6/30/95) .............       5,692       7,824
  Federal Home Loan Bank Stock ......................         283           0
  Loans, Less Allowance for Loan Losses of
    $817 on 6/30/96 and $720 on 6/30/95 .............      66,803      50,292
  Net Deferred Loan Fees ............................        (120)        (51)
  Premises and Equipment, Net .......................       1,539       1,620
  Other Real Estate Owned ...........................           0           0
  Accrued Interest Receivable and Other Assets ......       1,608       1,114
                                                         --------     -------
        Total Assets ................................    $105,016     $89,255
                                                         ========     =======

Liabilities and Stockholders' Equity
  Deposits
    Non-Interest Bearing Demand Deposits ............    $ 22,286     $18,734
    Interest Bearing
      Savings, NOW and Money Market Deposits ........      40,741      37,997
      Other Time Deposits ...........................      14,360      13,298
      Certificates of Deposit $100,000 and over .....      12,718       8,485
                                                         --------     -------
        Total Deposits ..............................      90,105      78,514
  Federal Funds Borrowed ............................       2,500           0
  Accrued Interest Payable and Other Liabilities ....         846         450
                                                         --------     -------
        Total Liabilities ...........................      93,451      78,964
  Stockholders' Equity
    Common Stock, authorized 2,500,000 shares,
      issued and outstanding 523,544 shares
      on 6/30/96 and 497,253 shares on 6/30/95 ......       4,986       4,973
  Capital Surplus ...................................       5,076       5,066
  Undivided Profits .................................       1,519         154
  Reserve for Unrealized Losses on Available
    For Sale Securities .............................          16         (27)
        Total Stockholders' Equity ..................      11,565      10,291
                                                         --------     -------
        Total Liabilities and Stockholders' Equity ..    $105,016     $89,255
                                                         ========     =======

                                BRIDGE VIEW BANK
                        CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                  (DOLLARS IN THOUSANDS--EXCEPT PER SHARE DATA)


                                                           Six Months Ended
                                                         ---------------------
                                                         June 30,     June 30,
                                                           1996         1995
                                                         --------     --------
Interest Income:
  Interest and Fees on Loans .........................    $2,774       $2,195
  Interest on Federal Funds Sold .....................       125          115
  Interest on Investment Securities:
    Taxable Interest Income ..........................       625          597
    Tax-Exempt Interest Income .......................       100           71
                                                          ------       ------
      Total Interest Income ..........................     3,624        2,978
Interest Income:
  Savings, NOW and Money Market Deposits .............       345          407
  Other Time Deposits ................................       346          304
  Certificates of Deposit $100,000 and over ..........       285          191
  Borrowed Funds .....................................         6            0
                                                          ------       ------
      Total Interest Expense .........................       982          902
      Net Interest Income ............................     2,642        2,076
  Provision for Loan Losses ..........................       113           92
                                                          ------       ------
      Net Interest Income After Provision
        for Loan Losses ..............................     2,529        1,984
Non-Interest Income:
  Service Fees on Deposits ...........................       220          124
  Other Fees and Commissions .........................       143          141
  Investment Securities Gains (Losses) ...............         0           (6)
                                                          ------       ------
      Total Non-Interest Income ......................       363          259
                                                          ------       ------
Non-Interest Expense:
  Salaries and Wages .................................       640          547
  Employee Benefits ..................................       128           99
  Occupancy Expense ..................................       382          369
  Furniture and Equipment ............................        73           67
  Other ..............................................       479          463
                                                          ------       ------
      Total Non-Interest Expense .....................     1,702        1,545
                                                          ------       ------
      Income Before Income Taxes .....................     1,190          698
Income Tax Expense ...................................       464          266
                                                          ------       ------
      Net Income .....................................    $  726       $  432
                                                          ======       ======
Net Income Per Share .................................    $ 1.39       $ 0.82
Weighted Average Shares Outstanding ..................   523,544      523,544

                         BRIDGE VIEW BANK AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 1996 AND 1995
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                           Six Months Ended
                                                         ---------------------
                                                         June 30,     June 30,
                                                           1996         1995
                                                         --------     --------

Cash Flows from Operating Activities:
  Net Income .......................................     $    726     $   432
  Adjustments to Reconcile Net Income to
    Net Cash Provided by Operating Activities:
      Provision for Loan Losses ....................          113          92
      Depreciation .................................           73          81
      Net Amortization and Accretion of Premiums
        and Discounts on Investment Securities .....            1          24
      Proceeds from Sale of Loans Held for Sale ....            0          87
      Gain on Sale of Loans Held for Sale ..........            0          (1)
      Changes in Operating Assets and Liabilities:
        (Increase) Decrease in Accrued Interest
          Receivable ...............................         (117)         20
        Increase in Other Assets ...................         (581)       (355)
        Increase in Accounts Payable and Accrued
          Liabilities ..............................          312          82
        Other ......................................         (185)         55
                                                         --------     -------
      Net Cash Provided by Operating Activities ....          342         517
                                                         --------     -------
Cash Flows from Investing Activities:
  Purchases of Investment Securities ...............      (10,093)     (7,366)
  Maturities of Investment Securities ..............        4,881      14,250
  Proceeds from Repayments of Securities
    Available for Sale .............................           46          58
  Proceeds from Sale of Securities Available
    for Sale .......................................            0       2,896
  Maturities of Securities Available for Sale ......        1,000           0
  Purchase of Securities Available for Sale ........            0      (2,982)
  Net Increase in Loans ............................      (11,388)     (6,895)
  Purchase of Federal Home Loan Bank Stock .........         (283)          0
  Purchase of Premises and Equipment ...............          (59)        (14)
                                                         --------     -------
    Net Cash Used in Investing Activities ..........      (15,896)        (53)
                                                         --------     -------
Cash Flows from Financing Activities:
  Net Increase in Deposits .........................        4,880       1,877
  Issuance of Common Stock and Options
    and Warrants Exercised .........................           15           1
  Purchase of Federal Funds ........................        2,500           0
                                                         --------     -------
    Net Cash Provided by Financing Activities ......        7,395       1,878
                                                         --------     -------
    Increase in Cash and Cash Equivalents ..........       (8,159)      2,342
  Cash and Cash Equivalents at Beginning of Year ...       14,531       7,661
                                                         --------     -------
  Cash and Cash Equivalents at End of Year .........     $  6,372     $10,003
                                                         ========     =======
Supplemental Information:
  Cash Paid During the Year for:
    Interest on Deposits ...........................     $    955     $   874
    Income Taxes ...................................     $    767     $   377

                         BRIDGE VIEW BANK AND SUBSIDARY

              Notes to Unaudited Consolidated Financial Statements

(1)     Basis of Unaudited Financial Statement Presentation

        In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments of a normal recurring nature necessary to present fairly the bank's financial position as of June 30, 1996, the results of its operations for the six months ended, and the cash flows for the six months of 1996. The results of operations for such interim periods are not necessarily indicative of the results to be expected for the full year.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Bridge View Bank:

     We have audited the accompanying consolidated statements of financial condition of Bridge View Bank and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridge View Bank and subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994.

                                                           KPMG Peat Marwick LLP


Short Hills, New Jersey

February 16, 1996

                         BRIDGE VIEW BANK AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 1995 and 1994

                             (Dollars in Thousands)


                                                            1995         1994
                                                          --------     --------
ASSETS

Cash and cash equivalents:
  Cash and due from banks ............................    $  8,331     $  4,011
  Federal funds sold .................................       6,200        3,650
                                                          --------     --------
      Total cash and cash equivalents ................      14,531        7,661
                                                          --------     --------
Securities available for sale (note 2) ...............       6,780        7,513
Investment securities, estimated market value of
  $17,767 in 1995 and $24,989 in 1994 (note 2) .......      17,630       25,308
Loans held for sale ..................................        --             86
Loans (note 3):
  Commercial .........................................      30,013       21,597
  Mortgage ...........................................       9,818        7,879
  Consumer and other .................................      16,310       14,600
                                                          --------     --------
      Total loans ....................................      56,141       44,076
  Deferred loan fees .................................         (41)         (13)
  Allowance for loan losses ..........................        (692)        (626)
                                                          --------     --------
      Net loans ......................................      55,408       43,437
                                                          --------     --------
Premises and equipment, net (note 4) .................       1,553        1,687
Accrued interest receivable ..........................         738          608
Other assets (note 5) ................................         154          292
                                                          --------     --------
      Total assets ...................................    $ 96,794     $ 86,592
                                                          ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
  Noninterest-bearing demand deposits ................      23,244       19,502
  Interest-bearing deposits:
    Savings and time deposits ........................      53,300       49,416
    Certificates of deposit of $100,000 or more ......       8,681        7,719
                                                          --------     --------
      Total deposits .................................      85,225       76,637
Accounts payable and accrued liabilities .............         534          368
                                                          --------     --------
      Total liabilities ..............................      85,759       77,005
                                                          --------     --------
Stockholders' equity (note 8):
  Capital stock, par value $10 per share .............
    Authorized 2,500,00 shares in
    1995 and 600,000 shares in 1994;
    issued and outstanding 497,752
    shares in 1995 and 473,750 shares in 1994 ........       4,978        4,738
  Surplus ............................................       5,069        4,783
  Net unrealized gain (loss) on securities
    available for sale ...............................          11         (194)
  Retained earnings ..................................         977          260
                                                          --------     --------
      Total stockholders' equity .....................      11,035        9,587
                                                          --------     --------
Commitments and contingencies (notes 6 and 9)

      Total liabilities and stockholders' equity .....    $ 96,794     $ 86,592
                                                          ========     ========


          See accompanying notes to consolidated financial statements.

                         BRIDGE VIEW BANK AND SUBSIDIARY

                        Consolidated Statements of Income

                     Years ended December 31, 1995 and 1994

                    (Dollars in Thousands, Except Share Data)


                                                             1995       1994
                                                            ------     ------
Interest income:
  Interest and fees on loans ..........................     $4,712     $3,383
  Interest on investments available for sale ..........        384        382
  Interest on municipals--nontaxable ..................        165         67
  Interest on investments .............................        823      1,080
  Interest on Federal funds sold ......................        294        132
                                                            ------     ------
       Total interest income ..........................      6,378      5,044
                                                            ------     ------

Interest expense:
  Savings and time deposits ...........................      1,431      1,132
  Certificates of deposit of $100,000 or more .........        413        229
                                                            ------     ------
                                                             1,844      1,361

       Net interest income ............................      4,534      3,683

Provision for loan losses (note 3) ....................         92         75
                                                            ------     ------
       Net interest income after pro-
          vision for loan losses ......................      4,442      3,608
                                                            ------     ------
Other income--fees and service charges ................        578        378
                                                            ------     ------

Other expenses:
  Salaries and employee benefits ......................      1,361      1,155
  Occupancy (note 6) ..................................        534        511
  Furniture and equipment expense (note 6) ............        239        254
  Advertising and business promotion ..................         63         64
  Data processing .....................................        173        147
  FDIC insurance ......................................         87        161
  Other insurance .....................................         32         42
  Other operating expenses ............................        515        563
                                                            ------     ------
       Total other expenses ...........................      3,004      2,897
                                                            ------     ------
       Income before income tax expense ...............      2,016      1,089

Income tax expense (note 5) ...........................        781        349
                                                            ------     ------
       Net income .....................................     $1,235     $  740
                                                            ======     ======

Earnings per share:
  Primary .............................................     $ 2.40     $ 1.50
  Fully diluted .......................................       2.40       1.50
                                                            ======     ======


          See accompanying notes to consolidated financial statements.

                         BRIDGE VIEW BANK AND SUBSIDIARY

                 Consolidated Statements of Stockholders' Equity

                     Years ended December 31, 1995 and 1994

                             (Dollars in Thousands)

                                                                                                         Net unrealized
                                                                                                           gain (loss)
                                                                                                          on securities
                                                                    Capital      Sur-        Retained       available
                                                                     stock       plus        earnings        for sale       Total
                                                                    ------       -----        -----      --------------    ------

Balance at December 31, 1993 .....................................  $4,507      $   508       $  15         $  --         $ 9,030
Cumulative effect of accounting change--
     investments .................................................     --           --           --             8               8
Net income .......................................................     --           --          740            --             740
5% stock dividend ................................................     225          270        (495)           --             --
Common stock issued upon exercise of stock warrants ..............       6            5          --            --              11
Net change in unrealized loss on securities
     available for sale, net of tax ..............................     --           --           --          (202)           (202)
                                                                    ------       ------       -----           ---         -------
Balance at December 31, 1994 .....................................   4,738        4,783         260          (194)          9,587

Net income .......................................................     --           --        1,235            --           1,235
5% stock dividend ................................................     236          282        (518)           --             --
Common stock issued upon exercise of stock warrants ..............       4            4          --            --               8
Net change in unrealized loss on securities
     available for sale, net of tax ..............................     --           --           --           205             205
                                                                    ------       ------       -----           ---         -------
Balance at December 31, 1995 .....................................  $4,978       $5,069       $ 977          $ 11         $11,035
                                                                    ======       ======       =====          ====         =======


          See accompanying notes to consolidated financial statements.

                         BRIDGE VIEW BANK AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1995 and 1994

                             (Dollars in Thousands)


                                                                                          1995        1994
                                                                                        -------      ------

Cash flows from operating activities:
  Net income ........................................................................   $ 1,235      $  740
  Adjustments to reconcile net income to net cash provided by operating activities:
        Provision for loan losses ...................................................        92          75
        Depreciation ................................................................       155         180
        Net amortization and accretion of premiums and discounts on
            investment securities ...................................................       (21)          7
        Net loss on sale of securities available for sale ...........................         5        --
        Loans originated for sale ...................................................    (1,188)     (1,693)
        Proceeds from sales of loans held for sale ..................................     1,285       1,701
        Gain on sale of loans held for sale .........................................       (11)        (14)
        Changes in operating assets and liabilities:
            Increase in accrued interest receivable .................................      (130)       (107)
            Decrease in other assets ................................................         2           8
            Increase in accounts payable and accrued liabilities ....................       166         145
                                                                                        -------      ------
               Net cash provided by operating activities ............................     1,590       1,042
                                                                                        -------      ------
Cash flows from investing activities:
  Purchases of investment securities ................................................   (14,310)    (10,602)
  Maturities of investment securities ...............................................    22,012      10,500
  Proceeds from repayments of investment securities .................................      --            50
  Proceeds from repayments of securities available for sale .........................       133          89
  Proceeds from sale of securities available for sale ...............................     2,915        --
  Maturities of securities available for sale .......................................     1,000       5,000
  Purchase of securities available for sale .........................................    (2,982)     (2,952)
  Net increase in loans .............................................................   (12,063)     (8,282)
  Purchases of premises and equipment ...............................................       (21)        (23)
                                                                                        -------      ------
               Net cash used in investing activities ................................    (3,316)     (6,220)
                                                                                        -------      ------
Cash flows from financing activities:
  Net increase in deposits ..........................................................     8,588       4,010
  Issuance of common stock and options and warrants exercised .......................         8          11
                                                                                        -------      ------
               Net cash provided by financing activities ............................     8,596       4,021
                                                                                        -------      ------
               Increase (decrease) in cash and cash equivalents .....................     6,870      (1,157)

Cash and cash equivalents at beginning of year ......................................     7,661       8,818
                                                                                        -------      ------
Cash and cash equivalents at end of year ............................................   $14,531      $7,661
                                                                                        =======      ======

                         BRIDGE VIEW BANK AND SUBSIDIARY

                             (Dollars in Thousands)

                                                              1995        1994
                                                             ------      ------
 Supplemental information:
   Cash paid during the year for:

     Interest on deposits ................................   $1,801      $1,326
                                                             ======      ======

     Income taxes ........................................   $  408      $  249
                                                             ======      ======

   Transfer of investment securities to
      securities available for sale ......................   $  --       $9,982
                                                             ======      ======

          See accompanying notes to consolidated financial statements.

                         BRIDGE VIEW BANK AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1995 and 1994

 (1)     Summary of Significant Accounting Policies

         The accompanying consolidated financial statements include the accounts of Bridge View Bank and its wholly-owned subsidiary, Bridge View Investment Company (the Bank). All intercompany accounts and transactions have been eliminated in consolidation.

         Organization

         The Bank is a commercial bank which provides a full range of banking services to individuals and corporate customers in New Jersey. The Bank is subject to competition from other financial institutions. The Bank is regulated by state and Federal agencies and is subject to periodic examinations by those regulatory authorities.

         Basis of Financial Statement Presentation

         The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

         Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties.

         Securities Available for Sale

         Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Bank has the ability at the time of purchase to hold securities until maturity, they are classified as investment securities. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as securities available for sale. Gains or losses on sales of securities available for sale are based upon the specific identification method.

         As of January 1, 1994, the Bank has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that securities available for sale be reported at fair value with changes in the carrying value from period to period included as a separate component of stockholders' equity.

                        BRIDGE VIEW BANK AND SUBSIDIARY

 (1)     Summary of Significant Accounting Policies, cont.

         Investment Securities

         Investment securities are carried at the principal amount outstanding, adjusted for amortization of premiums and accretion of discounts using a method that approximates the level-yield method over the terms of the securities. Gains or losses on sales of investment securities are based upon the specific identification method. Investment securities are carried at the principal amount outstanding because the Bank has the ability and it is management's intention to hold these securities to maturity.

         Premises and Equipment

         Premises and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation of fixed assets is accumulated on a straight-line basis over the estimated useful lives of the related asset. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the lease. Maintenance and repairs are charged to expense in the year incurred.

         Loans

         Loans are stated at their principal amount outstanding, net of deferred loan origination fees and costs. Interest income on loans is accrued and credited to interest income when earned. The accrual of income on loans is discontinued when certain factors indicate reasonable doubt as to the collectibility of such income, and the interest income on such loans is recognized only when subsequently collected. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the loan as an adjustment to yield using a method which approximates the interest method.

         Loans Held for Sale

         Mortgage loans intended for sale are carried at the lower of unpaid principal balance, net, or market value on an aggregate basis.

         Allowance for Loan Losses

         Losses on loans are charged to the allowance for loan losses. Additions to this allowance are made by recoveries of loans previously charged off and by a provision charged to expense. The determination of the balance of the allowance for loan losses is based on an analysis of the loan portfolio, economic conditions and other factors warranting recognition. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions may be necessary based on changes in economic conditions, particularly in

                        BRIDGE VIEW BANK AND SUBSIDIARY

 (1)     Summary of Significant Accounting Policies, cont.

         Allowance for Loan Losses, cont.

         New Jersey. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

         Income Taxes

         The Bank uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Earnings Per Share

         For the year ended December 31, 1995, earnings per share is based on the weighted average number of shares outstanding, including common stock equivalents (514,007), utilizing the modified treasury stock method.

         For the year ended December 31, 1994, earnings per share was computed by dividing net income by the weighted average number of shares outstanding (493,373), retroactively adjusted for stock dividends. Common stock equivalents were not included in the calculation as they were not material.

         Cash and Cash Equivalents

         Cash and cash equivalents include cash and due from banks and Federal funds sold, which are generally sold for one-day periods.

         Reclassifications

         Certain reclassifications have been made to amounts reported in 1994 to conform to the 1995 presentation.

                        BRIDGE VIEW BANK AND SUBSIDIARY

 (2)     Securities Available for Sale and Investment Securities

         A comparative summary of securities available for sale at December 31, 1995 and 1994 is as follows (in thousands):


                                                                      Gross       Gross
                                                          Amor-      unreal-      unreal-
                                                          tized       ized         ized      Market
                                                           cost       gains       losses     value
                                                         -------     ------       ------    -------

       1995--U.S. Government and agency
            obligations ...............................   $6,762       $38        $(20)    $6,780
                                                          ======       ===        ====     ======

       1994--U.S. Government and agency
            obligations ...............................   $7,836        --        (323)     7,513
                                                          ======       ===        ====     ======



         A comparative summary of investment securities at December 31, 1995 and 1994 is as follows (in thousands):


                                                                           Gross        Gross
                                                                Amor-      unreal-      unreal-
                                                                tized        ized        ized      Market
                                                                cost        gains       losses     value
                                                               -------     ------       ------     ------

       1995:
         U.S. Government and agency obligations ............   $12,668      $120       $ (11)     $12,777
         Municipal obligations .............................     4,962        28          --        4,990
                                                               -------      ----       -----      -------
                                                               $17,630      $148       $ (11)     $17,767
                                                               =======      ====       =====      =======
       1994:
         U.S. Government and agency obligations ............    21,889         4        (319)      21,574
         Municipal obligations .............................     3,419         1          (5)       3,415
                                                               -------      ----       -----      -------
                                                               $25,308      $  5       $(324)     $24,989
                                                               =======      ====       =====      =======


                        BRIDGE VIEW BANK AND SUBSIDIARY

(2) SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES, CONT.

     The investments held at December 31, 1995 mature as follows (in thousands):

                                   Investment              Securities available
                                   securities                    for sale
                             ---------------------        ---------------------
                             Amortized      Market        Amortized     Market
                                cost         value          cost         value
                             --------       ------        ---------     -------
Within one year ...........   $ 9,800       $9,816         $4,011       $4,020
One to five years .........     7,439        7,539          2,751        2,760
Six to ten years ..........       391          412            --           --
                              -------       ------         ------       ------
                              $17,630       $7,767         $6,762       $6,780
                              =======       ======         ======       ======

     Proceeds from the sales of securities available for sale during 1995 were $2.9 million. Gross gains of $31,000 and gross losses of $36,000 were realized on those sales in 1995. For the year ended December 31, 1994, there were no sales of securities. Securities with a carrying value of $1.5 million at December 31, 1995 and 1994 were pledged to secure public funds on deposit.

(3) LOANS AND ALLOWANCE FOR LOAN LOSSES

     Transactions in the allowance for loan losses for the years ended December 31, 1995 and 1994 are as follows (in thousands):

                                                            1995     1994
                                                            ----     ----
       Balance at beginning of year .....................   $626    $567
       Provision charged to expense .....................     92      75
       Loans charged off, net of recoveries .............    (26)    (16)
                                                            ----    ----
       Balance at end of year ...........................   $692    $626
                                                            ====    ====

     Nonaccrual loans that are contractually past due 90 days or more amount to $163,000 and $0 as of December 31, 1995 and 1994, respectively. Interest on nonaccrual loans excluded from interest income was insignificant for 1995; there was no interest on nonaccrual loans excluded from income in 1994.

     The Bank grants commercial, mortgage and installment loans to those New Jersey residents and businesses within its local trading area. Its borrowers' abilities to repay their obligations are dependent upon various factors, including the borrowers' income and net worth, cash flows generated by the underlying collateral, value of the underlying collateral and priority of the Bank's lien on the property. Such factors are dependent upon various economic conditions and individual circumstances beyond the Bank's control; the Bank is therefore subject to risk of loss. The Bank believes its lending policies and procedures adequately minimize the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks.

                        BRIDGE VIEW BANK AND SUBSIDIARY

(4) PREMISES AND EQUIPMENT

     At December 31, 1995 and 1994, premises and equipment consists of the following (in thousands):

                                                           1995        1994
                                                          ------      -----
      Building ........................................   $1,677     $1,677
      Furniture, fixtures and equipment ...............      492        472
      Leasehold improvements ..........................      --          15
                                                          ------     ------
                      Total fixed assets ..............    2,169      2,164

      Less accumulated depreciation and amortization ..      616        477

                      Net carrying value ..............   $1,553     $1,687
                                                          ======     ======

(5) INCOME TAXES

     Income tax expense from operations for the years ended December 31, 1995 and 1994 aggregated $781,000 and $349,000, respectively. The current and deferred amounts of such provisions are as follows (in thousands):

                                               1995   1994
                                               ----   ----
                Federal:
                   Current ...............     $585   $272
                   Deferred ..............       35     18
                                               ----   ----
                                                620    290

                State:
                   Current ...............      156     40
                   Deferred ..............        5     19
                                               ----   ----
                                                161     59

                                               $781   $349
                                               ====   ====

     Total income tax expense for the years ended December 31, 1995 and 1994 was allocated as follows (in thousands):

                                                                   1995    1994
                                                                  -----    ----
Income tax expense from operations ............................   $ 781    $349
Stockholders' equity--unrealized (gain) loss on securities
   available for sale .........................................    (136)    129
                                                                  -----    ----
                                                                  $ 645    $478
                                                                  =====    ====

                        BRIDGE VIEW BANK AND SUBSIDIARY

(5) INCOME TAXES, CONT.

     Income tax expense from operations differed from the amounts computed by applying the U.S. Federal income tax rate (34% in 1995 and 1994) to income taxes as a result of the following (in thousands):

                                                               1995    1994
                                                               ----    ----
   Computed "expected" tax expense .........................   $685    $370
   Increase (decrease) in taxes resulting from:
        State taxes, net of Federal income tax benefit .....    106      39
        Tax-exempt income ..................................    (29)    (15)
        Other ..............................................     19     (45)
                                                               ----    ----
                                                               $781    $349
                                                               ====    ====


     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1995 and 1994 are as follows (in thousands):

                                                                     1995   1994
                                                                     ----   ----
Deferred tax assets:
     Start-up costs ..............................................   $  1   $  5
     Bank premises, furniture and equipment, principally due to
        differences in depreciation ..............................     50     40

     Unrealized loss on securities available for sale ............     --    129

     Loans, principally due to allowance for loan losses and
        deferred fee income ......................................    273    247
                                                                      ---   ----
                Total gross deferred tax assets ..................    324    421
                                                                      ---   ----

Deferred tax liabilities:
     Deferred fee income .........................................     31     --
     Unrealized gain on securities available for sale                   7     --

     Investment securities, principally due to accretion of
        discounts ................................................     22     11
     Accrual to cash adjustment ..................................    200    181
                                                                      ---   ----
                Total gross deferred tax liabilities .............    260    192
                                                                     ----   ----
                Net deferred tax asset ...........................   $ 64   $229
                                                                     ====   ====

                        BRIDGE VIEW BANK AND SUBSIDIARY

(5) INCOME TAXES, CONT.

     At December 31, 1995, management believes that no valuation allowance for the deferred tax asset is necessary due to sufficient taxes paid in the statutory carryback period.

(6) LEASES

     The Bank leases its land in Englewood Cliffs, New Jersey from a general partnership owned partly by a director under a ten-year operating lease with five five-year renewal options. The Bank has the option to purchase the land six months prior to expiration of the original ten-year term or six months prior to the end of the 16th year of the lease. The purchase price shall be the market value of the land only as determined by an appraisal. The Bank also leases a branch facility in Fort Lee, New Jersey.

     The following is a schedule of future minimum lease payments (exclusive of payments for maintenance, insurance, taxes and additional rental payments based on increases in certain indexes) for operating leases (which include both branches) with initial or remaining terms in excess of one year from December 31, 1995 (in thousands):

         Year ending December 31:
              1996 ...................................   $443
              1997 ...................................    423
              1998 ...................................    292
              1999 ...................................     76
                                                         ====

     Rental expense amounted to $432,000 and $411,000 for the years ended December 31, 1995 and 1994, respectively.

(7) RELATED-PARTY TRANSACTIONS

     Certain directors of the Bank are associated with professional firms that rendered various professional services for the Bank. The Bank paid the firms, excluding rental payments, approximately $58,000 and $19,000 during the years ended December 31, 1995 and 1994, respectively. It is the Bank's policy not to originate loans to directors, executive officers or their affiliates.

(8) STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     Warrants to purchase common stock were distributed to stockholders of record as of October 1, 1992. One warrant was issued for each five shares of common stock owned on that date. Each warrant entitles the holder to purchase one share of common stock at a price of $18.14 per share. The warrants are exercisable on or before September 30, 1997. During 1995 and 1994, 442 and 629 warrants, respectively, were exercised, and 76,012 and 76,454 warrants were outstanding at December 31, 1995 and 1994, respectively.

                        BRIDGE VIEW BANK AND SUBSIDIARY

(8) STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS, CONT.

     During 1994, the Bank's stockholders approved the 1994 Stock Option Plan for Non Employee Directors (Directors' Plan) and the 1994 Employee Stock Option Plan (Employees' Plan). The Directors' Plan provides for options to purchase up to 24,860 shares of the Bank's common stock to be issued to directors who are not employees of the Bank. The Employees' Plan provides for the option to purchase up to 24,860 shares of the Bank's common stock to be issued to employees of the Bank. Previously issued options to an employee of the Bank were terminated upon adoption of these plans. The option price per share approximates the market value of the Bank's stock on the date of grant.

     A summary of the stock option plans for the years ended December 31, 1995 and 1994 is as follows:

                                              Number
                                                of             Option price
                                              shares            per share($)
                                              ------         ---------------
     Outstanding at December 31, 1993           --                  --
     Granted                                  23,625              19.52
     Exercised                                  --                  --
                                              ------
     Outstanding at December 31, 1994         23,625              19.52

     Granted                                  12,882              21.00
     Exercised                                  --                  --
                                              ------
     Outstanding at December 31, 1995         36,507          21.00 -- 19.52
                                              ======          ==============


     The Bank declared a 5% stock dividend effective March 17, 1995 and February 28, 1994.

     New Jersey law provides that no dividend may be paid unless, after the payment of such dividend, the capital of the Bank will not be impaired and either the Bank will have statutory surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce the statutory surplus of the Bank.

(9) COMMITMENTS AND CONTINGENCIES

     The Bank is a party to transactions with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers. These transactions consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated statements of financial condition.

                         BRIDGE VIEW BANK AND SUBSIDIARY

 (9) COMMITMENTS AND CONTINGENCIES, CONT.

     The Bank uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Outstanding available loan commitments, primarily variable rate home equity loans, at December 31, 1995 and 1994 totaled $21.1 million and $17.1 million, respectively. Additionally, unused credit card commitments totaled $394,000 at December 31, 1995.

     Most of the Bank's lending activity is with customers located in Bergen County, New Jersey. The Bank has issued letters of credit to customers totaling $382,000 and $668,000 at December 31, 1995 and 1994, respectively, whereby the Bank guarantees performance to a third party. These letters of credit generally have fixed expiration dates of less than one year.

(10) REGULATORY MATTERS

     On December 19, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) became law. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

     The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To be considered "well capitalized," an institution must generally have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 10%, and a total risk-based capital ratio of at least 6%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less. At December 31, 1995, the Bank's (unaudited) leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio were 12.4%, 17% and 18%, respectively. The Bank currently meets the criteria of a "well capitalized" institution.

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires that the Bank disclose

                        BRIDGE VIEW BANK AND SUBSIDIARY

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS, CONT.

the estimated fair value of its financial instruments whether or not recognized in the consolidated balance sheet. Fair value estimates and assumptions are set forth below for the Bank's financial instruments at December 31, 1995 (in thousands):

                                                              Estimated
                                                  Carrying      fair
                                                   amount       value
                                                  --------    ---------
     Financial assets:
          Cash and cash equivalents ............   $14,531    $14,531
          Securities available for sale ........     6,780      6,780
          Investment securities ................    17,630     17,767
          Net loans ............................    55,408     55,659
          Accrued interest receivable ..........       738        738
     Financial liabilities--deposits ...........    85,225     85,313
                                                    ======    =======


     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value.

SECURITIES AVAILABLE FOR SALE

     All securities available for sale are valued using quoted market prices.

INVESTMENT SECURITIES

     All investment securities are valued using quoted market prices.

NET LOANS

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential and commercial real estate, commercial and other consumer. The fair value of loans is estimated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans.

ACCRUED INTEREST RECEIVABLE

     The carrying amount approximates fair value.

                        BRIDGE VIEW BANK AND SUBSIDIARY

(11) FAIR VALUE OF FINANCIAL INSTRUMENTS, CONT.

DEPOSITS

     The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits is equal to the amount payable on demand as of December 31, 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

COMMITMENTS TO EXTEND CREDIT

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements; at December 31, 1995 such amounts were not material.

LIMITATION

     The preceding fair value estimates were made at December 31, 1995, based on pertinent market data and relevant information on the financial instrument. These estimates do not include any premium or discount that could result from an offer to sell at one time the Bank's entire holdings of a particular financial instrument or category thereof. Since no market exists for a substantial portion of the Bank's financial instruments, fair value estimates were necessarily based on judgments regarding future expected loss experience, current economic conditions, risk assessment of various financial instruments, and other factors. Given the innately subjective nature of these estimates, the uncertainties surrounding them and the matter of significant judgment that must be applied, these fair value estimates cannot be calculated with precision. Modifications in such assumptions could meaningfully alter these estimates.

     Since these fair value approximations were made solely for on- and off-balance-sheet financial instruments at December 31, 1995, no attempt was made to estimate the value of anticipated future business. Furthermore, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into the estimates.

(12) RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1995 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever

                         BRIDGE VIEW BANK AND SUBSIDIARY

(12) RECENT ACCOUNTING PRONOUNCEMENTS, CONT.

events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is included in the scope of SFAS 121, while core deposit intangibles and mortgage servicing rights are specifically excluded. SFAS 121 is effective for fiscal years beginning after December 15, 1995 and was adopted by the Bank in 1996. The effect of adopting SFAS 121 is expected to be immaterial.

     In May 1995 the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS 122). This statement requires recognition of the rights to service mortgage loans for others, whether those rights were acquired through purchase or origination. SFAS 122 also requires that capitalized mortgage servicing rights be evaluated for impairment based on the fair value of those rights with impairment recognized through a valuation allowance. The accounting requirements of this statement are effective for fiscal years beginning after December 15, 1995. The impact of adopting SFAS 122 on the consolidated financial statements of the Bank is expected to be immaterial.

     In October 1995, FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995.

                                    PART III

ITEM 1 - INDEX TO EXHIBITS

     (a) The following exhibits are filed as part of this Registration
Statement:

Exhibit Number                   Description
--------------                   -----------

   2(a)*           Certificate of Incorporation of Bridge View Bancorp

   2(b)*           By Laws of Bridge View Bancorp

   3*              Form of Non-Transferable Warrant Certificate

   5*              Not Applicable

   6(a)*           Bridgeview Bank 1994 Stock Option Plan

   6(b)*           Bridgeview Bank Stock Option Plan for Non-Employee Directors

-----------
*Previously Filed

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        BRIDGE VIEW BANCORP

                                        By: /s/ ALBERT F. BUZZETTI
                                            -----------------------------------
                                            Albert F. Buzzetti, President

Dated:  October 30, 1996

                                       43